SEC File No. 82-5167
MMC Norilsk Nickel



NORILSK NICKEL

MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

RECEIVED
2006 OCT 16 A 11: 24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

22, Voznesensky Per., Moscow 125993. Phone: (495) 787 76 67. Fax: (495) 785 58 08. E-mail: gmk@nornik.ru

09.10.2006



06017439

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549-0302

Re: **OJSC ~~Mining and Metallurgical Company~~ Norilsk Nickel (SEC File No. 82-5167)**
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

PROCESSED
OCT 19 2006
THOMSON
FINANCIAL

Ladies and Gentlemen:

On behalf of OJSC Mining and Metallurgical Company Norilsk Nickel (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the documents listed below, which constitutes information that the Company has recently made public pursuant to the laws of the Russian Federation:

1. Press release dated October 9, 2006: MMC Norilsk Nickel announces production figures for 3rd quarter of 2006
2. Information on the events that may significantly affect the price of the Company's securities dated October 6, 2006
3. Information on the events that may significantly affect the price of the Company's securities dated October 6, 2006
4. OJSC MMC Norilsk Nickel Consolidated interim financial statements for the six months ended 30 June 2006 (unaudited)
5. Press release dated October 6, 2006: OJSC MMC Norilsk Nickel releases the results of the consolidated interim financial statements for the six months ended 30 June 2006 in compliance with International Financial Reporting Standards
6. Statement of material fact dated October 6, 2006: Information on the issuer's date of record

The above-listed documents are available on the Company's website (www.nornik.ru) in both Russian and English.

If you should have any questions or comments, please call the undersigned at +7 495 755 67 33 or +7 495 786 83 20.

Very truly yours,



Dmitry Usanov

Head of Investor Relations
MMC Norilsk Nickel

SEC File No. 82-5167
MMC Norilsk Nickel

NORILSK NICKEL

RECEIVED

2006 OCT 16 A 11: 74

OFFICE OF INTERNATIONAL CORPORATE FINANCE

09.10.2006

MMC Norilsk Nickel announces production figures for 3rd quarter of 2006

Mining and Metallurgical Company (MMC) Norilsk Nickel ("The Company") announces preliminary consolidated production figures of its Polar Division and Kola MMC for the third quarter of 2006.

Tav Morgan, Deputy General Director of MMC Norilsk Nickel, announced that the Company fulfilled its third quarter production plan for nickel and copper, producing 61 thousand metric tons of nickel and 101 thousand metric tons of copper. Overall production volumes for the first 9 months of 2006 reached 182 thousand metric tons of nickel and 319 thousand metric tons of copper.

The Company produced 768 thousand ounces (23.9 metric tons) of palladium and 179 thousand ounces (5.6 metric tons) of platinum during the third quarter of 2006. Overall production volumes for the first 9 months of 2006 reached 2.422 million ounces (75.3 metric tons) of palladium and 577 thousand ounces (17.9 tons) of platinum. These volumes are related only to the production results of the Polar Division and Kola MMC and do not include those that were produced at Stillwater Mining Company.

In addition, Tav Morgan confirmed that the incident which took place on 27 August 2006 at Komsomolsky mine of the Company's Polar Division did not affect the implementation of the 3rd quarter and overall 2006 Company production plan. Expected nickel and copper production for 2006 remains at an estimated 243-248 thousand metric tons of nickel and 422-427 thousand metric tons of copper.

Due to decreasing production inventories and achieving actual metal recoveries in excess of plans, the Company is raising its 2006 production forecast for palladium from the previously announced 3.05-3.10 million ounces (95-96 metric tons) to between 3.15-3.19 million ounces (98-99 metric tons) and platinum from 720-730 thousand ounces (22-23 metric tons) to 750-760 thousand ounces (23-24 metric tons).

Since the third quarter of 2005, Norilsk Nickel has been releasing quarterly nickel and copper production figures of its Polar Division and Kola MMC within 30 days of the end of the quarter.

INFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES

1. General information	
1.1. Full name of the Issuer	***Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel***
1.2. Abbreviated name of the Issuer	***OJSC MMC Norilsk Nickel***
1.3. The Issuer's location	***Dudinka, Taimyr (Dolgan-Nenets) Autonomous District, Russian Federation***
1.4. Primary State Registration Number of the Issuer	***1028400000298***
1.5. The Issuer's Taxpayer Identification Number:	***8401005730***
1.6. The Issuer's Unique Code given by the registering body:	***40155-F***
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/en/shareholders/information_disclosure/
1.8. Name of the periodical(s) used by the Issuer to publish information:	***While the statements of material facts are published in "Zapolyarny vestnik"/"Vecherny Murmansk" newspapers and in the "Appendix to Federal Financial Markets Service Newsletter", the information hereunder is released not through the printed media but by news agencies. It is also available at the Issuer's Web site (see above).***

2. Subject matter of the information
Type of the Issuer's financial (accounting) statements (consolidated or individual), prepared in compliance with International Financial Reporting Standards (IFRS), with indication of the reporting period: ***1H2006 consolidated interim financial statements prepared in compliance with International Financial Reporting Standards;*** The date of filing the company's financial (accounting) statements with the relevant body (organization) that regulates the market of foreign securities, or with foreign organizer of security trade and/or other organizations as required by foreign law for the purposes of such disclosure to general public: ***October 6, 2006;*** Financial reporting standards used to prepare the Issuer's financial (accounting) statements (IFRS or US GAAP): ***IFRS;*** ***The aforementioned financial statements were not audited.*** ***The interim consolidated financial statements for 1H2006 are presented on the Company's website http://www.nornik.ru/***

Representative of MMC Norilsk Nickel *Usanov D.A.*
(Power of Attorney No. ГМК-115/99-нт of 25.01.2006)

October 6, 2006.

RECEIVED
2006 OCT 16 A 11:14
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SEC File No. 82-5167
MMC Norilsk Nickel

INFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES

1. General information	
1.1. Full name of the Issuer	*Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel*
1.2. Abbreviated name of the Issuer	*OJSC MMC Norilsk Nickel*
1.3. The Issuer's location	*Dudinka, Taimyr (Dolgano-Nenets) Autonomous District, Russian Federation*
1.4. Primary State Registration Number of the Issuer	*1028400000298*
1.5. The Issuer's Taxpayer Identification Number:	*8401005730*
1.6. The Issuer's Unique Code given by the registering body:	*40155-F*
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/en/shareholders/information_disclosure
1.8. Name of the periodical(s) used by the Issuer to publish information:	*While the statements of significant facts are published in "Zapolyarny vestnik"/"Vecherny Murmansk" newspapers and in the "Appendix to Federal Financial Markets Service Newsletter", this information is not released through the printed media but by news agencies. It is also available at the Company's Web site (see above).*

2. Subject matter of the information

Date of the Company's Board of Directors Meeting: ***October 5, 2006***;
Date and number of the Protocol of the Company's Board of Directors Meeting, at which the corresponding resolution was adopted: ***October 6, 2006, No. ГМК/24-пр-сд;***
Re: Recommendations regarding the amount of dividend on the MMC Norilsk Nickel shares for 9 months of 2006, and dividend payment procedure.
Resolved:
To recommend that the Extraordinary Shareholders' Meeting approve the payment of interim dividends for 9 months of 2006 in the amount of RUB 56 per share, with payout period lasting 60 days after the date of the General Meeting's resolution.

Re: Acquisition by MMC Norilsk Nickel of its own shares.
Resolved:
To set the acquisition price in accordance with Art. 77 of the Federal Law On Joint Stock Companies and approve the acquisition by MMC Norilsk Nickel of its own outstanding shares on the terms specified below.

Quantity of shares	***7,500,000 max.***
Price	***RUB 3,510 per share***
Date of notice	***Before October 16, 2006***
Period allowed for shareholders' applications	***From October 16, 2006 to November 16, 2006***

	2006
Period of acquisition	*From November 17, 2006 to December 17, 2006*
Payment	*Cash to be paid under Stock Purchase Agreements not later than 30 days after the acquisition closing date.*
Number of shares to be acquired	*If the total number of shares offered by the shareholders exceeds 7,500,000, the final number of shares to be bought from a shareholder shall be determined on a proportionate basis, depending on the ratio between the number of shares offered by this shareholder to the total number of offered shares, but in no case the number of shares to be bought from a shareholder may be less than one share.*

Re: Extraordinary General Meeting of shareholders of MMC Norilsk Nickel.

Resolved:

1. *To hold an Extraordinary General Meeting of shareholders of MMC Norilsk Nickel on November 24, 2006 in the form of absentee voting.*
2. *To approve the following EGM agenda:*
   - *Dividends on the MMC Norilsk Nickel shares payable upon the Company's operating results for 9 months of 2006.*
3. *To establish that the date of closing a list of persons eligible to participate in the EGM shall be October 5, 2006.*

Representative of OJSC MMC Norilsk Nickel
(Power of Attorney No. ГМК-115/99-нт of January 25, 2006.) *Usanov D.A.*

October 6, 2006

SEC File No. 82-5167
MMC Norilsk Nickel

Mining and Metallurgical Company Norilsk Nickel

Consolidated interim financial statements for the six months ended 30 June 2006 (unaudited)

RECEIVED
2006 OCT 16 A 11:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MINING AND METALLURGICAL COMPANY NORILSK NICKEL

CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED 30 JUNE 2006

INDEX

	30 June 2006	30 June 2005	31 December 2005
EXCHANGE RATES – RUSSIAN ROUBLE			
Period-end rates			
1 US dollar	27.0789	28.6721	28.7825
1 Euro	33.9759	34.5241	34.1850
Average rates for the period			
1 US dollar	27.6799	27.9595	28.2864
1 Euro	33.9950	36.0352	35.3865

MINING AND METALLURGICAL COMPANY NORILSK NICKEL

STATEMENT OF MANAGEMENT'S RESPONSIBILITIES FOR THE PREPARATION AND APPROVAL OF THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED 30 JUNE 2006

The following statement, which should be read in conjunction with the independent auditors' responsibilities stated in the independent auditors' review report set out on page 2, is made with a view to distinguishing the respective responsibilities of management and those of the independent auditors in relation to the consolidated interim financial statements of Open Joint Stock Company "Mining and Metallurgical Company Norilsk Nickel" and its subsidiaries (the "Group").

Management is responsible for the preparation of consolidated interim financial statements that present fairly the financial position of the Group at 30 June 2006, the results of its operations, cash flows and changes in shareholders' equity for the six months then ended, in accordance with International Financial Reporting Standards ("IFRS").

In preparing the consolidated interim financial statements, management is responsible for:

- selecting suitable accounting principles and applying them consistently;
- making judgements and estimates that are reasonable and prudent;
- stating whether IFRS have been followed, subject to any material departures disclosed and explained in the consolidated interim financial statements; and
- preparing the consolidated interim financial statements on a going concern basis, unless it is inappropriate to presume that the Group will continue in business for the foreseeable future.

Management, within its competencies, is also responsible for:

- designing, implementing and maintaining an effective system of internal controls, throughout the Group;
- maintaining statutory accounting records in compliance with local legislation and accounting standards in the respective jurisdictions in which the Group operates;
- taking steps to safeguard the assets of the Group; and
- detecting and preventing fraud and other irregularities.

The consolidated interim financial statements for the six months ended 30 June 2006 were approved on 29 September 2006 by:



M. D. Prokhorov
General Director



I. A. Komarov
Deputy General Director

Moscow
29 September 2006

Deloitte.

ZAO Deloitte & Touche CIS
Business Center "Mokhovaya"
4/7 Vozdvizhenka St., Bldg. 2
Moscow, 125009
Russia

Tel: +7 (495) 787 0600
Fax: +7 (495) 787 0601
www.deloitte.ru

INDEPENDENT AUDITORS' REVIEW REPORT

To the management of Open Joint Stock Company "Mining and Metallurgical Company Norilsk Nickel"

We have reviewed the accompanying consolidated interim financial statements for the six months ended 30 June 2006 of Open Joint Stock Company "Mining and Metallurgical Company Norilsk Nickel" and its subsidiaries (the "Group"), set out on pages 3-57. Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with International Financial Reporting Standards. Our responsibility is to issue a report on these consolidated interim financial statements based on our review.

We conducted our review in accordance with International Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of consolidated interim financial statements consists of making inquiries, primarily of Group's personnel responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing, and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements do not present fairly, in all material respects, the financial position of the Group at 30 June 2006, and the results of its operations, its cash flows and changes in shareholders' equity for the six months then ended, in accordance with International Financial Reporting Standards.

Deloitte & Touche

Deloitte & Touche CIS
Moscow, Russia
29 September 2006

MINING AND METALLURGICAL COMPANY NORILSK NICKEL

CONSOLIDATED INCOME STATEMENT
FOR THE SIX MONTHS ENDED 30 JUNE 2006 (UNAUDITED)
US Dollars million

	Notes	Six months ended 30 June 2006	Six months ended 30 June 2005	Year ended 31 December 2005
Metal sales	6	**4,191**	**3,273**	**7,169**
Cost of metal sales	7	(1,375)	(1,402)	(2,994)
Gross profit on metal sales		**2,816**	**1,871**	**4,175**
Selling, general and administrative expenses	13	(472)	(376)	(841)
Other net operating expenses	14	(39)	(92)	(58)
Operating profit		**2,305**	**1,403**	**3,276**
Finance costs	15	(47)	(45)	(95)
Net (loss)/income from investments	16	(356)	37	59
Other non-operating expenses	17	(51)	(43)	(124)
Profit before taxation		**1,851**	**1,352**	**3,116**
Taxation	18	(477)	(393)	(838)
Profit for the period from continuing operations		**1,374**	**959**	**2,278**
Profit for the period from discontinued operation	4	993	15	74
Profit for the period		**2,367**	**974**	**2,352**
Attributable to:				
Shareholders of the parent company		2,370	979	2,355
Minority interest		(3)	(5)	(3)
		2,367	**974**	**2,352**
EARNINGS PER SHARE				
Weighted average number of ordinary shares in issue during the period	28	188,750,738	204,146,491	201,242,833
Basic and diluted earnings per share from continuing and discontinued operations (US cents)		1,256	480	1,170
Basic and diluted earnings per share from continuing operations (US cents)		730	473	1,133

MINING AND METALLURGICAL COMPANY NORILSK NICKEL

CONSOLIDATED BALANCE SHEET
AT 30 JUNE 2006 (UNAUDITED)
US Dollars million

	Notes	30 June 2006	30 June 2005	31 December 2005
ASSETS				
Non-current assets		**9,194**	**9,783**	**9,177**
Property, plant and equipment	19	6,265	6,407	5,961
Capital construction-in-progress	20	1,315	1,310	1,184
Investments in associates	21	257	153	95
Investments in securities and other financial assets	22	1,170	1,653	690
Other non-current assets	23	175	260	138
Deferred tax assets	31	12	-	-
Non-current assets of disposal group	4	-	-	1,109
Current assets		**3,747**	**3,339**	**5,553**
Inventories	24	1,533	1,397	1,301
Trade and other receivables	25	462	409	440
Other current assets	26	558	656	567
Investments in securities and other financial assets	22	133	19	134
Cash and cash equivalents	27	1,061	858	922
Current assets of disposal group	4	-	-	2,189
Total assets		**12,941**	**13,122**	**14,730**
SHAREHOLDERS' EQUITY AND LIABILITIES				
Share capital and reserves		**10,075**	**10,259**	**11,397**
Share capital	28	9	9	9
Share premium	29	1	37	-
Investments revaluation reserve		458	(131)	676
Hedging reserve		(46)	-	-
Accumulated profits		9,351	10,005	10,378
Equity attributable to shareholders of the parent company		**9,773**	**9,920**	**11,063**
Minority interest		**302**	**339**	**334**
Non-current liabilities		**1,574**	**1,531**	**1,739**
Long-term borrowings	30	629	622	635
Deferred tax liabilities	31	592	707	543
Employee benefit obligations	32	65	50	56
Environmental obligations	33	288	152	269
Non-current liabilities of disposal group	4	-	-	236
Current liabilities		**1,292**	**1,332**	**1,594**
Current portion of long-term borrowings	30	1	162	8
Current portion of employee benefit obligations	32	230	251	212
Short-term borrowings	34	11	134	349
Trade and other payables	35	385	301	300
Taxes payable	36	242	285	187
Dividends payable		377	199	301
Derivative financial liabilities	37	46	-	-
Current liabilities of disposal group	4	-	-	237
Total shareholders' equity and liabilities		**12,941**	**13,122**	**14,730**

MINING AND METALLURGICAL COMPANY NORILSK NICKEL

CONSOLIDATED CASH FLOW STATEMENT
FOR THE SIX MONTHS ENDED 30 JUNE 2006 (UNAUDITED)
US Dollars million

	Notes	Six months ended 30 June 2006	Six months ended 30 June 2005	Year ended 31 December 2005
Operating activities				
Cash flows from operations	38	2,382	1,787	3,974
Interest paid		(37)	(45)	(84)
Income tax paid		(571)	(422)	(896)
Net cash inflow from operating activities		**1,774**	**1,320**	**2,994**
Investing activities				
Acquisition of subsidiaries, net of cash acquired	39	-	(51)	(175)
Proceeds from disposal of subsidiaries, net of cash disposed of	40	1	1	1
Purchase of property, plant and equipment		(277)	(383)	(773)
Proceeds from sale of property, plant and equipment		12	13	38
Acquisition of associates		(100)	-	-
Purchase of securities and other financial assets		(149)	(348)	(680)
Proceeds from sale of securities and other financial assets		2,096	28	134
Advance payment on acquisition of a subsidiary	47	(18)	-	-
Net cash inflow/(outflow) from investing activities		**1,565**	**(740)**	**(1,455)**
Financing activities				
Proceeds from short-term borrowings		296	700	1,877
Repayments of short-term borrowings		(902)	(766)	(1,792)
Proceeds from long-term borrowings		-	10	112
Repayments of long-term borrowings		(10)	(189)	(417)
Proceeds from increase in share capital of a SPE		28	-	-
Re-acquisition of shares		-	(763)	(1,457)
Cash distributed to shareholders on disposal of Polus Group	4	(2,366)	-	-
Dividends paid		(305)	(5)	(201)
Net cash outflow from financing activities		**(3,259)**	**(1,013)**	**(1,878)**
Effect of translation to presentation currency for the period		59	(34)	(36)
Net increase/(decrease) in cash and cash equivalents		**139**	**(467)**	**(375)**
Cash and cash equivalents at beginning of the period		**922**	**1,325**	**1,325**
Cash and cash equivalents of disposal group	4	-	-	(28)
Cash and cash equivalents at end of the period	27	**1,061**	**858**	**922**

MINING AND METALLURGICAL COMPANY NORILSK NICKEL

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE SIX MONTHS ENDED 30 JUNE 2006 (UNAUDITED)

US Dollars million

	Notes	Share capital	Share premium	Investments revaluation reserve	Hedging reserve	Accumulated profits	Equity attributable to shareholders of the parent company	Minority interest	Total
Balance at 31 December 2004		**10**	**782**	**(56)**	-	**9,541**	**10,277**	**366**	**10,643**
Profit for the period		-	-	-	-	979	**979**	(5)	**974**
Dividends	41	-	-	-	-	(194)	**(194)**	-	**(194)**
Re-acquisition of issued shares	29	-	(763)	-	-	-	**(763)**	-	**(763)**
Re-issuance of ordinary shares from treasury shares	29	-	11	-	-	-	**11**	-	**11**
Decrease in fair value of available-for-sale investments		-	-	(79)	-	-	**(79)**	-	**(79)**
Net decrease in minority interest due to increase of Group's share in subsidiaries		-	-	-	-	8	**8**	(18)	**(10)**
Translation of foreign operations		-	-	-	-	10	**10**	-	**10**
Effect of translation to presentation currency for the period		(1)	7	4	-	(339)	**(329)**	(4)	**(333)**
Balance at 30 June 2005		**9**	**37**	**(131)**	-	**10,005**	**9,920**	**339**	**10,259**
Profit for the remaining six months of the year		-	-	-	-	1,376	**1,376**	2	**1,378**
Dividends	41	-	-	-	-	(298)	**(298)**	-	**(298)**
Re-acquisition of issued shares	29	(1)	(36)	-	-	(657)	**(694)**	-	**(694)**
Re-issuance of ordinary shares from treasury shares	29	-	1	-	-	-	**1**	-	**1**
Increase in fair value of available-for-sale investments		-	-	823	-	-	**823**	-	**823**
Net decrease in minority interest due to increase of Group's share in subsidiaries		-	-	-	-	(8)	**(8)**	(9)	**(17)**
Translation of foreign operations		-	-	-	-	2	**2**	-	**2**
Effect of translation to presentation currency for the period		1	(2)	(16)	-	(42)	**(59)**	2	**(57)**
Balance at 31 December 2005		**9**	-	**676**	-	**10,378**	**11,063**	**334**	**11,397**
Profit for the period		-	-	-	-	2,370	**2,370**	(3)	**2,367**
Dividends	41	-	-	-	-	(377)	**(377)**	-	**(377)**
Re-issuance of ordinary shares from treasury shares	29	-	1	-	-	-	**1**	(1)	-
Increase in fair value of available-for-sale investments		-	-	365	-	-	**365**	-	**365**
Realised gain on disposal of available-for-sale investments		-	-	(613)	-	-	**(613)**	-	**(613)**
Contribution to share capital of a SPE		-	-	-	-	(17)	**(17)**	17	-
Net assets distributed to shareholders on disposal of Polus Group	4	-	-	-	-	(3,698)	**(3,698)**	(31)	**(3,729)**
Loss on cash flow hedge	37	-	-	-	(46)	-	**(46)**	(21)	**(67)**
Translation of foreign operations		-	-	-	-	(18)	**(18)**	-	**(18)**
Effect of translation to presentation currency for the period		-	-	30	-	713	**743**	7	**750**
Balance at 30 June 2006		**9**	**1**	**458**	**(46)**	**9,351**	**9,773**	**302**	**10,075**

1. GENERAL

Organisation

Open Joint Stock Company "Mining and Metallurgical Company Norilsk Nickel" (the "Company" or "MMC Norilsk Nickel") was incorporated in the Russian Federation on 4 July 1997. The principal activities of the Company and its subsidiaries (the "Group" or "Norilsk Group") are the extraction and refining of base and precious metals and their sale in the commodities market. Further details regarding the nature of the business and structure of the Group are presented in note 48.

Major production facilities of the Group are located in Taimyr and Kola Peninsulas of the Russian Federation and in Columbus, Montana, USA. The registered office of the Company is located at 22, Voznesensky pereulok, Moscow, Russian Federation.

Shareholding structure of the Group was as follows:

	30 June 2006		31 December 2005	
Shareholders	**Number of shares**	**% held**	**Number of shares**	**% held**
CJSC "ING Bank (Eurasia)" (nominees)	81,951,434	43.40%	82,521,332	43.73%
Dimosenco Holdings Co. Limited	22,920,548	12.14%	24,123,671	12.78%
Pharanco Holdings Co. Limited	22,920,548	12.14%	24,123,671	12.78%
OJSC "AKB "Rosbank" (nominees)	26,467,979	14.02%	12,871,010	6.82%
Other, less than 5%	34,570,224	18.30%	45,067,237	23.89%
Total	**188,830,733**	**100.00%**	**188,706,921**	**100.00%**

The ultimate controlling shareholders of the Group are Mr. Vladimir Potanin and Mr. Mikhail Prokhorov.

Basis of presentation

The consolidated interim financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS"). International Financial Reporting Standards include standards and interpretations approved by the International Accounting Standards Board ("IASB"), including International Accounting Standards ("IAS") and interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC").

The entities of the Group maintain their accounting records in accordance with the laws, accounting and reporting regulations of the jurisdictions in which they are incorporated and registered. Accounting principles and financial reporting procedures in these jurisdictions may differ substantially from those generally accepted under IFRS. Accordingly, financial statements of individual entities of the Group have been adjusted to ensure that the consolidated interim financial statements are presented in accordance with IFRS.

The consolidated interim financial statements of the Group are prepared on the historical cost basis, except for:

- fair value of subsidiaries acquired, in accordance with IFRS 3 "Business Combinations", which is more fully described in note 2 (a);
- mark-to-market valuation of by-products, in accordance with IAS 2 "Inventories", which is more fully described in note 2 (h); and
- mark-to-market valuation of financial instruments, in accordance with IAS 39 "Financial Instruments: Recognition and Measurement", which is more fully described in note 2 (i).

New accounting pronouncements

The following new or revised standards and interpretations issued by the IASB and IFRIC have been issued at the date of authorisation of the Group's consolidated interim financial statements, that are mandatory for adoption in the annual accounting periods beginning on or after 1 January 2006:

- IAS 1 Amendment "Capital Disclosures"
- IAS 19 Amendment "Employee Benefits"
- IAS 21 Amendment "The Effects of Changes in Foreign Exchange Rates - Net Investment in a Foreign Operation"
- IAS 39 and IFRS 4 Amendment "Financial Guarantee Contracts"
- IAS 39 Amendments "Cash Flow Hedge Accounting of Forecast Intragroup Transactions" and "The Fair Value Option"
- IFRS 1 Amendment "Requirements of IFRS 6 to Comparative Information"
- IFRS 6 "Exploration for and Evaluation of Mineral Resources"
- IFRS 7 "Financial Instruments: Disclosures"
- IFRIC 4 "Determining whether an Arrangement Contains a Lease"
- IFRIC 5 "Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds"
- IFRIC 7 "Applying the Restatement Approach under IAS 29 "Financial Reporting in Hyperinflationary Economies"
- IFRIC 8 "Scope of IFRS 2"
- IFRIC 9 "Reassessment of Embedded Derivatives"
- IFRIC 10 "Interim Financial Reporting and Impairment"

The impact of adoption of these standards and interpretations in the preparation of consolidated annual financial statements for the year ending 31 December 2006 and in future periods is currently being assessed by management, however no material effect on the Group's accounting policies is anticipated.

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied in preparation of the consolidated interim financial statements are consistent with those followed in the preparation of the Group's consolidated annual financial statements for the year ended 31 December 2005.

(a) Basis of consolidation

Subsidiaries

The consolidated interim financial statements incorporate financial statements of the Company and its subsidiaries, from the date that control effectively commenced until the date that control effectively ceased. Control is achieved where the Company has power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The assets and liabilities of all subsidiaries are measured at their fair values at the date of acquisition. The interest of minority shareholders is stated at the minority's share of the fair values of the assets and liabilities recognised. Subsequently, any losses applicable to the minority interest in excess of the minority interest are allocated against the interest of the parent company.

The financial statements of subsidiaries are prepared for the same reporting period as those of the parent company; where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used by them into line with those of the Group.

All intra-group balances, transactions and any unrealised profits or losses arising from intra-group transactions are eliminated on consolidation.

Associates

An associate is an entity over which the Group exercises significant influence, but not control, through participation in financing and operating policy decisions, in which it normally owns between 20% and 50% of the voting equity. Associates are equity accounted for from the date significant influence commenced until the date that significant influence effectively ceased.

The results of associates are equity accounted for based on their most recent financial statements. Any losses of associates are recorded in the consolidated financial statements until the investment in such associates is written down to nil value. Thereafter losses are only accounted for to the extent that the Group is committed to providing financial support to such associates.

The carrying value of investments in associates represents the cost of each investment, including goodwill, the share of post-acquisition retained earnings and any other movements in reserves. The carrying value of investments in associates is reviewed on a regular basis and if any impairment in value has occurred, it is written down in the period in which these circumstances are identified.

Unrealised gains and losses resulting from transactions with associates are eliminated to the extent of the Group's interest in these associates.

Special purpose entities

Special purpose entities ("SPEs") are those undertakings that are created to satisfy specific business needs of the Group and the Group has the right to the majority of the benefits of the SPE, or exposed to risks associated with activities of the SPE.

SPEs are consolidated in the same manner as subsidiaries when the substance of the relationship indicates that the SPE is controlled by the Group.

Accounting for acquisitions

Where an investment in a subsidiary or an associate is made, any excess of the purchase consideration over the fair value of the identifiable assets, liabilities, contingent liabilities and attributable ore reserves at the date of acquisition is recognised as goodwill. Goodwill which represents mineral resources is amortised on a systematic basis to recognise the depletion of the resources over the life of mine.

Goodwill in respect of non-mining subsidiaries is disclosed as a goodwill and goodwill relating to associates is included within the carrying value of the investment in associates.

Goodwill is reviewed for impairment at least annually and if an impairment has occurred, it is recognised in the income statement during the period in which the circumstances are identified and is not subsequently reversed.

On disposal of a subsidiary or an associate the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Where an investment in a subsidiary or an associate is made, any excess of the Group's share in the fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost is recognised in the income statement immediately.

(b) Functional and presentation currency

The functional currency of the Company, which reflects the economic substance of its operations, is the Russian Rouble ("RUR").

The presentation currency of the consolidated financial statements is the United States of America Dollar ("USD" or "US Dollar"). Using USD as a presentation currency is common practice for global mining companies. In addition, USD is a more relevant presentation currency for international users of the consolidated financial statements of the Group.

The translation from RUR (functional currency of the Company) into USD (presentation currency) is made as follows:

- all assets and liabilities, both monetary and non-monetary, and all items included in shareholders' equity, other than profit for the reporting period, are translated at closing exchange rates at the dates of each balance sheet presented;
- all income and expenses in each income statement are translated at the average exchange rates for the periods presented; and
- all resulting exchange differences are included in shareholders' equity.

The RUR is not a freely convertible currency outside the Russian Federation and, accordingly, any translation of RUR denominated assets and liabilities into USD for the purpose of these consolidated interim financial statements does not imply that the Group could or will in the future realise or settle in USD the translated values of these assets and liabilities.

(c) Foreign currencies

The individual financial statements of each Group's entity are presented in its functional currency.

Transactions in currencies other than the entity's functional currency (foreign currencies) are recorded at the exchange rates prevailing on the dates of the transactions. At each balance sheet date monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates prevailing at the balance sheet date. Non-monetary items carried at historical cost are translated at the exchange rate prevailing on the date of transaction. Non-monetary items carried at fair value are translated at the exchange rate prevailing on the date on which the most recent fair value was determined. Exchange differences arising from changes in exchange rates are recognised in the income statement.

It was determined that RUR is the functional currency of all foreign subsidiaries of the Group, except for Stillwater Mining Company. Stillwater Mining Company has a significant degree of autonomy and uses the functional currency of the economy in which it operates, US Dollar.

For the purpose of consolidated financial statements, the assets and liabilities of Stillwater Mining Company are translated at the exchange rates prevailing on the balance sheet dates. Income statement items are translated at the average exchange rates for the period. Exchange differences arising on translation are included in accumulated profits in the statement of changes in shareholders' equity.

(d) Property, plant and equipment

Mining assets

Mining assets are recorded at cost less accumulated amortisation. Mining assets include the cost of acquiring and developing mining properties, pre-production expenditure, mine infrastructure, mineral rights and mining and exploration licenses and the present value of future decommissioning costs. Amortisation of mining assets is charged from the date on which a new mine reaches commercial production quantities and is included in the cost of production.

Mineral rights, mineral resources and ore reserves

Mineral rights, mineral resources and ore reserves are recorded as assets when acquired as part of a business combination and are then amortised on a straight-line basis over the life of mine, which is based on estimated proven and probable ore reserves. Estimated proven and probable ore reserves reflect the economically recoverable quantities which can be legally recovered in the future from known mineral deposits.

Mine development costs

Mine development costs are recorded as capital construction-in-progress and transferred to mining property, plant and equipment when a new mine reaches commercial production quantities.

Capitalised mine development costs include expenditures incurred in:

- acquiring mineral rights and mining and exploration licenses;
- developing new mining operations;
- defining further mineralisation in existing ore bodies; and
- expanding the capacity of a mine.

Mine development costs include interest capitalised during the construction period, when financed by borrowings, and the present value of future decommissioning costs.

Mine development costs are amortised on a straight-line basis over the lives of mines varying from 7 to 30 years.

Mine infrastructure

Processing plant and equipment are recorded at cost and amortised on a straight-line basis over the lesser of their economic useful lives or the life of mine, varying from 5 to 30 years.

Non-mining assets

Non-mining assets are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the economic useful lives of these assets at the following annual rates:

- buildings and equipment 2% to 10%;
- motor vehicles 9% to 25%;
- office equipment 10% to 20%.

Leased assets

Leases under which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Assets subject to finance leases are capitalised as property, plant and equipment at the lower of fair value or present value of future minimum lease payments at the date of acquisition, with the related lease obligation recognised at the same value. Capitalised leased assets are depreciated over the lesser of their estimated useful lives, or the term of the lease.

Finance lease payments are allocated using the effective interest rate method, between the lease finance cost, which is included in finance costs; and the capital repayment, which reduces the related lease obligation to the lessor.

(e) Capital construction-in-progress

Capital construction-in-progress comprises costs directly related to mine development, construction of buildings, infrastructure, processing plant, machinery and equipment. Cost also includes finance charges capitalised during the development and construction periods where such costs are financed by borrowings. Amortisation or depreciation of these assets commences when the assets are put into production.

(f) Impairment of tangible and intangible assets, excluding goodwill

An impairment review of tangible and intangible assets is carried out when there is an indication that those assets have suffered an impairment loss by comparing the carrying amount of the assets to their respective recoverable amount. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

The recoverable amount is the higher of fair value less cost to sell and value in use. If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. Impairment loss is recognised in the income statement immediately, unless the relevant asset is carried at revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent that the

increased carrying amount does not exceed the original carrying amount that would have been determined had no impairment loss been recognised in prior periods.

A reversal of an impairment loss is recognised in the income statement immediately, unless the relevant asset is carried at revalued amount, in which case the reversal of the impairment loss is treated as revaluation increase.

(g) Research and exploration expenditure

Research and exploration (including geophysical, topographical, geological and similar types of expenditure) is expensed in the period in which it is incurred, unless it is deemed that such expenditure will lead to an economically viable capital project. In this case the expenditure is capitalised and amortised over the life of mine, when a mine reaches commercial production quantities.

Research and exploration expenditure written-off before development and construction starts is not subsequently capitalised, even if a commercial discovery subsequently occurs.

(h) Inventories

Refined metals

Joint products, i.e. nickel, copper, palladium, platinum and gold, are measured at the lower of net cost of production on the weighted average basis, or net realisable value. The net cost of production per unit of a joint product is determined by dividing total production cost, less net revenue from sales of by-products and valuation of by-product inventories on hand, allocated in the ratio of the contribution of these joint products to total relative sales value, by the saleable mine output of a joint product.

Production costs include on-mine and concentrating costs, smelting costs, treatment and refining costs, other cash costs and amortisation and depreciation of operating assets.

By-products, i.e. cobalt, ruthenium, rhodium, iridium, silver and other minor metals, are measured at net realisable value, through a mark-to-market valuation.

Work-in-process

Work-in-process is valued at the net unit cost of production based on the percentage of completion method.

Stores and materials

Stores and materials consist of consumable stores and are valued at the weighted average cost less provision for obsolete items.

(i) Financial instruments

Financial instruments recognised on the Group's balance sheet include investments, trade and other receivables, cash and cash equivalents, borrowings, trade and other payables and derivative financial instruments. Financial instruments are initially measured at cost, including transaction costs, when the Group has become a party to the contractual arrangement of the instrument. The subsequent measurement of financial instruments is dealt with below.

A financial instrument or a portion of a financial instrument is derecognised, when the Group loses its contractual rights or extinguishes the obligation associated with such an instrument.

On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in the income statement.

On derecognition of a financial liability the difference between the carrying amount of the liability extinguished or transferred to another party and the amount paid is included in the income statement.

Investments

Investments, other than investments in subsidiaries and associates, are initially measured at fair value on a trade date basis, including directly attributable transaction costs.

Investments are classified into the following categories:

- held-to-maturity;
- at fair value through profit and loss; and
- available-for-sale.

Investments with fixed or determinable payments and fixed maturity, which the Group has the positive intention and ability to hold to maturity, other than loans and receivables, are classified as held-to-maturity investments. Held-to-maturity investments are carried at amortised cost using the effective interest rate method less any allowance for impairment. Amortisation of discount or premium on the acquisition of a held-to-maturity investment is recognised in interest income over the term of the investment. Held-to-maturity investments are included in non-current assets, unless they mature within twelve months of the balance sheet date.

Investments at fair value through profit and loss include investments held for trading and investments designated upon initial recognition as at fair value through profit and loss.

All other investments, other than loans and receivables, are classified as available-for-sale.

Investments at fair value through profit and loss and investments available-for-sale are subsequently measured at fair value by reference to their quoted market price at the balance sheet date, without any deduction for transaction costs that may be incurred on sale or other disposal. Gain or loss arising from a change in the fair value of investments at fair value through profit and loss are recognised in the income statement for the period. Gain or loss arising from a change in fair value of investments available-for-sale is recognised directly in equity through the statement of changes in shareholders' equity, until such investments are derecognised, at which time cumulative gain or loss previously recognised in equity shall be recognised in the income statement.

When a decline in fair value of an available-for-sale investment has been recognised directly in equity and there is objective evidence that investment is impaired, the cumulative loss that had been recognised directly in equity is removed from equity and recognised in the income statement even though the investment has not been derecognised.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recorded at management's estimate of fair value.

Trade and other receivables

Trade and other receivables are measured at initial recognition at fair value and are subsequently measured at amortised cost using the effective interest method. Appropriate allowances for estimated irrecoverable amounts, calculated as the difference between the carrying amount of the asset and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition, are recognised in the income statement when there is the objective evidence the asset is impaired.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances, cash deposits and highly liquid investments with maturities of three months or less, that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

Borrowings

Loans and borrowings are initially measured at proceeds received, net of direct transaction costs. Subsequently loans and borrowing are measured at amortised cost, which is calculated by taking into account any discount or premium on settlement. Finance charges, including premiums payable on settlement or redemption, are accounted for on an accruals basis and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Trade and other payables

Trade and other payables are initially measured at fair value, and are subsequently measured at amortised cost using the effective interest method.

Derivative financial instruments and hedge accounting

The Group uses derivative financial instruments to hedge the risk of changes in metal prices. The Group designates these instruments as cash flow hedges and assesses the effectiveness of these hedging activities at the reporting dates.

Derivative financial instruments are initially measured at fair value on the contract date, and are remeasured to fair value at subsequent reporting dates. Changes in the fair value of the derivative financial instruments that are designated as cash flow hedges and effective are recognised directly in equity. The ineffective portion of hedges is recognised in the income statement.

When a hedging instrument is expired or sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss recognised in equity is transferred to the income statement.

Hedging derivatives are classified as non-current assets or liabilities if the remaining maturity of the hedged item is more than twelve months, and as current assets or liabilities if the maturity of the hedged item is less than twelve months.

(j) Employee benefit obligations

Remuneration to employees in respect of services rendered during a reporting period is recognised as an expense in that reporting period.

Defined contribution plans

The Group contributes to the following defined contribution plans:

- Pension fund of the Russian Federation;
- Stillwater Mining Company savings plan.

The only obligation of the Group with respect to these defined contribution plans is to make the specified contributions in the period in which they arise. These contributions are expensed as incurred.

Defined benefit plans

The Group operates a number of unfunded defined benefit plans for its employees. At management's discretion and within established annual budgets, the Group admits employees, who have met certain criteria, into one of the following retirement benefit plans:

- *Six pensions plan,* whereby a retired employee receives a monthly allowance equal to 600% of the Russian Federation state pension for the immediate two years subsequent to retirement; or
- *Lifelong professional pension plan,* whereby a retired employee receives a monthly allowance equal to 200% of the Russian Federation state pension for the rest of his/her life; or
- *Joint corporate pension plan,* whereby a retired employee receives a monthly allowance equal to 1/150th of total Starting and Counter capital for the rest of his/her life. Starting capital is determined on an individual basis taking into account seniority, salary level, etc. The Counter capital consists of a contribution to be funded by the Group of 3% of salaries paid to an employee during the period of participation in the plan.

In addition, the Group operates the *Mother's rights program*, whereby a discharged mother with a child between the ages of three and seven receives a monthly benefit equal to her average salary, but limited to 150% of minimum basic salary.

For defined benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with an actuarial valuation being carried out at each balance sheet date. Actuarial gains and losses that exceed 10% of the present value of the Group's defined benefit obligation are amortised over the expected average remaining lives of the participating employees. Past service cost is recognised immediately in the income statement to the extent that the benefits are already vested, and otherwise amortised on the straight-line basis over the average period until the benefit becomes vested.

The Group's obligation in respect of these defined benefit plans relating to post employment benefits is recognised in the balance sheet and represents the present value of the defined benefit obligations as adjusted for unrecognised actuarial gains and losses and unrecognised past service costs.

The principal assumptions used in valuing these benefits relate to:

- discount rates used in determining the present value of post employment benefits;
- projected salary and pension increases;
- pre-retirement increases to capital accounts; and
- life expectancy of members (or period of the benefit as defined).

(k) Taxation

Income tax on the profit or loss for the period comprises current and deferred taxation.

Current tax is the tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at the balance sheet date, and includes any adjustment to tax payable in respect of previous periods.

Deferred taxation is accounted for using the balance sheet liability method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used in the computation of taxable income.

Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable income will be available against which deductible temporary differences can be utilised. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same tax authority and the Group intends to settle its tax assets and liabilities on a net basis.

Deferred taxation is calculated at rates that are expected to apply to the period when the asset is realised or the liability is settled. It is charged or credited to the income statement, except when it relates to items credited or charged directly to equity, in which case deferred taxation is also dealt with in equity.

(l) Treasury shares

Treasury shares at par value are recorded as a deduction from share capital. Premiums or discounts on acquisition of treasury shares are included in share premium or other categories of equity attributable to the shareholders of the parent company.

(m) Government grants

Government grants related to assets are deducted from the cost of these assets in arriving at their carrying value.

(n) Revenue recognition

Revenue consists of the sale of joint product metals, and is recognised when the risks and rewards of ownership are transferred to the buyer. Metal sales revenue represents the net invoiced value for all joint product metals supplied to customers, excluding sales and value-added taxes. Revenues from the sale of by-products are netted off against production costs.

Revenue from contracts that are entered into and continue to meet the Group's expected sale requirements designated for that purpose at their inception, and are expected to be settled by physical delivery, are recognised in the financial statements as and when they are delivered.

(o) Segmental information

The Group predominantly operates in a single business segment, being mining, refining and marketing of base and precious metals. Reportable segments are based on the geographic location of the Group's operations, which are the Russian Federation, United States of America and Europe.

(p) Provisions

Provisions are recognised when the Group has legal or constructive obligations, as a result of a past event for which it is probable that an outflow of economic benefits will be required to settle the obligations, and the amount of the obligations can be reliably estimated.

(q) Interest on borrowings

Interest on borrowings relating to major qualifying capital projects under construction is capitalised during the construction period in which they are incurred. Once a qualifying capital project has been fully commissioned, the associated interest is expensed in the income statement as and when incurred.

Interest relating to operating activities is expensed in the income statement as and when incurred.

(r) Operating lease payments

Payments made under operating leases are recognised in the income statement in the period in which they are due in accordance with lease terms. Lease of assets under which all the risks and benefits of ownership are retained by the lessor are classified as operating leases.

(s) Dividends declared

Dividends and related taxation thereon are recognised as a liability in the period in which they have been declared and become legally payable.

Accumulated profits legally distributable are based on the amounts available for distribution in accordance with the applicable legislation and as reflected in the statutory financial statements of the individual entities of the Group. These amounts may differ significantly from the amounts calculated on the basis of IFRS.

(t) Environmental obligations

Environmental obligations include decommissioning and land restoration costs.

Future decommissioning costs, discounted to net present value, are capitalised and corresponding decommissioning obligations raised as soon as the constructive obligation to incur such costs arises and the future decommissioning cost can be reliably estimated. Decommissioning assets are amortised on a straight-line basis over the life of mine. The unwinding of the decommissioning obligation is included in the income statement. Decommissioning obligations are periodically reviewed in light of current laws and regulations, and adjustments made as necessary.

Provision for land restoration, representing the cost of restoring land damage after the commencement of commercial production, is estimated at net present value of the expenditures expected to settle the obligation. Increases in provision are charged to the income statement as a cost of production. The unwinding of restoration costs are expensed over the life of mine.

Ongoing rehabilitation costs are expensed when incurred.

(u) Discontinued operations

Discontinued operations are disclosed when a component of the Group either has been disposed of during the reporting period, or is classified as held for sale or other type of disposal at the balance sheet date. This condition is regarded as met only when the disposal is highly probable within one year from the date of classification.

The Group amends prior period disclosures in the income statement related to discontinued operations.

Assets and liabilities of a disposal group are presented in the balance sheet separately from other assets and liabilities. The Group does not amend disclosure of amounts presented in the balance sheets of the prior periods.

(v) Reclassifications

Certain comparative information, presented in the consolidated financial statements for the prior reporting periods, has been reclassified in order to achieve comparability with the presentation used in the consolidated interim financial statements for the six months ended 30 June 2006.

3. CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES

Preparation of the financial statements in accordance with IFRS requires the Group's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires judgements which are based on historical experience, current and expected economic conditions, and all other available information. Actual results could differ from those estimates.

The most significant areas requiring the use of management estimates and assumptions relate to useful economic lives of property, plant and equipment; impairment of assets; initial accounting for acquisition of subsidiaries; environmental obligations; employee benefit obligations and tax matters.

Useful economic lives of property, plant and equipment

The Group's mining assets, classified within property, plant and equipment, are amortised over the respective life of mine using the straight-line method based on proven and probable ore reserves. When determining life of mine, assumptions that were valid at the time of estimation, may change when new information becomes available.

The factors that could affect estimation of life of mine include the following:

- changes of proven and probable ore reserves;
- the grade of mineral reserves varying significantly from time to time;
- differences between actual commodity prices and commodity price assumptions used in the estimation of ore reserves;
- unforeseen operational issues at mine sites; and
- changes in capital, operating mining, processing and reclamation costs, discount rates and foreign exchange rates possibly adversely affecting the economic viability of ore reserves.

Any of these changes could affect prospective amortisation of mining assets and their carrying value.

Non-mining property, plant and equipment are depreciated on a straight-line basis over their useful economic lives. Management periodically reviews the appropriateness of assets' useful economic lives. The review is based on the current condition of the assets and the estimated period during which they will continue to bring economic benefit to the Group.

Impairment of assets

The Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets are impaired. In making the assessment for impairment, assets that do not generate independent cash flows are allocated to an appropriate cash-generating unit. Management necessarily applies its judgement in allocating assets that do not generate independent cash flows to appropriate cash-generating units, and also in estimating the timing and value of underlying cash flows within the value in use calculation. Subsequent changes to the cash generating unit allocation or to the timing of cash flows could impact the carrying value of the respective assets.

Initial accounting for acquisition of subsidiaries

The initial accounting for acquisition of subsidiaries involves determining the fair values to be assigned to the identifiable assets, liabilities and contingent liabilities of the acquired companies and the cost of acquisition. When initial accounting can be determined only provisionally by the end of the period in which acquisition is effected, the Group accounts for the acquisition using provisional values. Significant judgements and estimates are involved in determining the provisional values of assets, liabilities and contingent liabilities of acquired companies. Adjustments to those provisional values as a result of completing the initial accounting for acquisitions in the following accounting periods might be material.

Environmental obligations

The Group's mining and exploration activities are subject to various environmental laws and regulations. The Group estimates environmental obligations based on the management's understanding of the current legal requirements in the various jurisdictions, terms of the license agreements and internally generated engineering estimates. Provision is made, based on net present values, for assets decommissioning and land restoration costs as soon as the obligation arises. Actual costs incurred in future periods could differ materially from the amounts provided. Additionally, future changes to environmental laws and regulations, life of mine estimates and discount rates could affect the carrying amount of this provision.

Employee benefits

The expected costs of providing pensions and post-retirement benefits under defined benefit arrangements relating to employee service during the period are charged to the income statement.

Assumptions in respect of the expected costs are set after consultation with qualified actuaries. While management believes the assumptions used are appropriate, a change in the assumptions used would impact the results of the Group's operations.

Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were

US Dollars million

initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Contingencies

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events.

4. DISCONTINUED OPERATION

On 30 September 2005 at an Extraordinary General Meeting of shareholders, the majority of shareholders of MMC Norilsk Nickel voted in favour of the spin-off of CJSC "Gold Mining Company Polus" and its subsidiaries (the "Polus Group") into a new company OJSC "Polyus Gold" by way of a single transaction. Spin-off transaction was completed on 17 March 2006.

The results of operations and net cash flows of Polus Group are analysed as follows:

	Period from 1 January 2006 to 17 March 2006	Six months ended 30 June 2005	Year ended 31 December 2005
Metal sales	132	169	473
Cost of metal sales	(71)	(99)	(269)
Selling, general and administrative expenses	(15)	(34)	(60)
Other net operating expenses	(23)	(5)	(29)
Finance costs	(2)	(1)	(3)
Net income from investments	984	-	13
Profit before taxation	**1,005**	**30**	**125**
Taxation	(12)	(15)	(51)
Profit for the period	**993**	**15**	**74**
Net cash (outflow)/inflow from operating activities	(56)	(22)	52
Net cash inflow/(outflow) from investing activities	1,963	(73)	(296)
Net cash inflow/(outflow) from financing activities	50	(1)	(30)

Net income from investments includes USD 973 million of gain on sale of investment in Gold Fields Limited.

US Dollars million

The major classes of assets and liabilities of Polus Group were as follows:

	17 March 2006	31 December 2005
Non-current assets	**1,164**	**1,109**
Property, plant and equipment and other assets	1,164	1,109
Current assets	**3,138**	**2,189**
Cash and cash equivalents	2,366	28
Investments in securities and other financial assets	514	1,916
Other current assets	258	245
Non-current liabilities	**240**	**236**
Deferred tax liabilities	171	168
Environmental obligations and other liabilities	69	68
Current liabilities	**294**	**237**
Trade and other payables	294	237
Net assets	**3,768**	**2,825**
Less: Shares of OJSC "Polyus Gold" received by the Group	(39)	n/a
Less: Minority interest	(31)	n/a
Net assets distributed to shareholders	**3,698**	**n/a**

US Dollars million

5. SEGMENTAL INFORMATION

Financial information relating to the Group's consolidated segments is as follows:

	Corporate and other	Taimyr Peninsula	Kola Peninsula	Subtotal Russian Federation	North America	Europe	Total
Six months ended 30 June 2006							
Metal sales	-	3,623	365	**3,988**	198	5	**4,191**
Third party transactions	-	475	61	**536**	198	3,457	**4,191**
Intra-segment transactions	-	3,148	304	**3,452**	-	(3,452)	**-**
Operating (loss)/profit	(100)	1,999	157	**2,056**	6	243	**2,305**
Interest income	6	-	2	**8**	5	9	**22**
Finance costs	10	10	2	**22**	6	19	**47**
Income/(loss) from associates	8	-	-	**8**	-	(2)	**6**
(Loss)/profit before taxation	(487)	1,955	155	**1,623**	1	227	**1,851**
Significant non-cash items							
Amortisation and depreciation	6	222	37	**265**	4	8	**277**
Other non-cash expenses	69	41	38	**148**	-	-	**148**
Capital expenditures	**26**	**214**	**36**	**276**	**10**	**38**	**324**
Carrying amount of assets/liabilities							
Property, plant and equipment, including construction-in-progress	197	6,139	696	**7,032**	467	81	**7,580**
Investments in associates	108	1	-	**109**	-	148	**257**
Net operating assets	305	1,162	205	**1,672**	150	633	**2,455**
Total assets	2,219	7,969	962	**11,150**	733	1,058	**12,941**
Total liabilities	536	1,374	144	**2,054**	260	552	**2,866**

US Dollars million

	Corporate and other	Taimyr Peninsula	Kola Peninsula	Severo-Eniseysk and Bodaybo[1]	Subtotal Russian Federation	North America	Europe	Total
Six months ended 30 June 2005								
Metal sales	-	2,696	339	-	3,035	219	19	3,273
Third party transactions	-	232	50	-	282	219	2,772	3,273
Intra-segment transactions	-	2,464	289	-	2,753	-	(2,753)	-
Operating (loss)/profit	(110)	1,291	136	-	1,317	(8)	94	1,403
Interest income	15	1	2	-	18	2	1	21
Finance costs	15	6	-	-	21	6	18	45
Income from associates	6	-	-	-	6	-	-	6
(Loss)/profit before taxation	(149)	1,286	131	-	1,268	(8)	92	1,352
Significant non-cash items								
Amortisation and depreciation	6	220	35	-	261	3	7	271
Other non-cash expenses	(6)	45	(5)	-	34	-	-	34
Capital expenditures	37	271	22	-	330	6	3	339
Carrying amount of assets/liabilities								
Property, plant and equipment, including construction-in-progress	212	5,708	625	653	7,198	473	46	7,717
Investments in associates	131	-	22	-	153	-	-	153
Net operating assets	170	767	109	162	1,208	210	589	2,007
Total assets	1,514	7,253	892	1,988	11,647	763	712	13,122
Total liabilities	518	1,239	169	179	2,105	237	521	2,863

[1] The operations attributable to this segment are presented as discontinued in the Group's consolidated income statement (refer to note 4).

US Dollars million

	Corporate and other	Taimyr Peninsula	Kola Peninsula	Severo-Eniseysk and Bodaybo[1]	Subtotal Russian Federation	North America	Europe	Total
Year ended 31 December 2005								
Metal sales	-	**6,063**	**642**	-	**6,705**	**434**	**30**	**7,169**
Third party transactions	-	988	130	-	**1,118**	434	5,617	7,169
Intra-segment transactions	-	5,075	512	-	**5,587**	-	(5,587)	-
Operating (loss)/profit	(231)	3,059	288	-	**3,116**	(32)	192	**3,276**
Interest income	27	1	5	-	**33**	5	5	**43**
Finance cost	23	18	3	-	**44**	12	39	**95**
Income from associates	2	-	-	-	**2**	-	-	**2**
(Loss)/profit before taxation	(249)	2,961	284	-	**2,996**	(29)	149	**3,116**
Significant non-cash items								
Amortisation and depreciation	9	429	70	-	**508**	5	16	**529**
Other non-cash expenses	(2)	117	(21)	-	**94**	-	1	**95**
Capital expenditures	**58**	**488**	**67**	-	**613**	**18**	**1**	**632**
Carrying amount of assets/liabilities								
Property, plant and equipment, including construction-in-progress	182	5,787	661	-	**6,630**	475	40	**7,145**
Investments in associates	95	-	-	-	**95**	-	-	**95**
Net operating assets	(151)	1,078	151	1,952	**3,030**	184	745	**3,959**
Total assets	1,525	7,417	890	3,298	**13,130**	739	861	**14,730**
Total liabilities	727	1,216	156	473	**2,572**	236	525	**3,333**

[1] The operations attributable to this segment are presented as discontinued in the Group's consolidated income statement. Assets and liabilities related to discontinued operation are presented in the consolidated balance sheet as at 31 December 2005 as assets and liabilities of disposal group (refer to note 4).

US Dollars million

6. METAL SALES

	Total	Nickel	Copper	Palladium	Platinum	Gold
Six months ended 30 June 2006						
By origin						
Russian Federation						
Taimyr Peninsula	**3,623**	1,740	1,025	462	360	36
Kola Peninsula	**365**	281	70	9	4	1
United States of America	**198**	-	-	88	110	-
Europe	**5**	5	-	-	-	-
	4,191	**2,026**	**1,095**	**559**	**474**	**37**
By destination						
Europe	**2,539**	1,294	841	159	220	25
North America	**684**	253	7	256	168	-
Asia	**644**	455	-	144	45	-
Russian Federation	**324**	24	247	-	41	12
	4,191	**2,026**	**1,095**	**559**	**474**	**37**
Six months ended 30 June 2005						
By origin						
Russian Federation						
Taimyr Peninsula	**2,696**	1,542	580	275	282	17
Kola Peninsula	**339**	281	47	5	3	3
United States of America	**219**	-	-	127	92	-
Europe	**19**	19	-	-	-	-
	3,273	**1,842**	**627**	**407**	**377**	**20**
By destination						
Europe	**2,003**	1,253	452	117	174	7
North America	**537**	177	-	214	146	-
Asia	**455**	335	-	76	43	1
Russian Federation	**278**	77	175	-	14	12
	3,273	**1,842**	**627**	**407**	**377**	**20**
Year ended 31 December 2005						
By origin						
Russian Federation						
Taimyr Peninsula	**6,063**	3,143	1,527	654	672	67
Kola Peninsula	**642**	506	117	5	11	3
United States of America	**434**	-	-	253	181	-
Europe	**30**	25	-	2	-	3
	7,169	**3,674**	**1,644**	**914**	**864**	**73**
By destination						
Europe	**4,529**	2,555	1,228	282	414	50
North America	**1,066**	327	-	456	283	-
Asia	**925**	657	-	176	91	1
Russian Federation	**649**	135	416	-	76	22
	7,169	**3,674**	**1,644**	**914**	**864**	**73**

US Dollars million

	Six months ended 30 June 2006	Six months ended 30 June 2005	Year ended 31 December 2005

7. COST OF METAL SALES

	Six months ended 30 June 2006	Six months ended 30 June 2005	Year ended 31 December 2005
Cash operating costs	1,266	1,148	2,423
On-mine and concentrating costs (refer to note 8)	710	583	1,243
Smelting costs (refer to note 9)	408	322	683
Treatment and refining costs (refer to note 10)	219	188	411
Other costs (refer to note 11)	162	196	370
Sales of by-products	(233)	(141)	(284)
Amortisation and depreciation of operating assets (refer to note 12)	263	251	485
(Increase)/decrease in metal inventories	(154)	3	86
Total	**1,375**	**1,402**	**2,994**

8. ON-MINE AND CONCENTRATING COSTS

	Six months ended 30 June 2006	Six months ended 30 June 2005	Year ended 31 December 2005
Labour	318	267	519
Consumables and spares	233	173	434
Repair and maintenance of equipment	48	44	98
Insurance	30	31	52
Utilities	16	20	36
Tailing pile maintenance and relocation	16	12	27
Transportation	10	10	16
Rescue services	7	7	12
Sundry on-mine and concentrating costs	32	19	49
Total (refer to note 7)	**710**	**583**	**1,243**

9. SMELTING COSTS

	Six months ended 30 June 2006	Six months ended 30 June 2005	Year ended 31 December 2005
Labour	114	101	201
Platinum group scrap metals purchased	114	37	82
Consumables and spares	112	75	193
Insurance	24	24	48
Repairs and maintenance	17	12	24
Utilities	15	18	34
Transportation	5	4	7
Non-ferrous scrap metal purchased	4	49	87
Sundry smelting costs	3	2	7
Total (refer to note 7)	**408**	**322**	**683**

US Dollars million

	Six months ended 30 June 2006	Six months ended 30 June 2005	Year ended 31 December 2005
10. TREATMENT AND REFINING COSTS			
Labour	80	69	142
Consumables and spares	73	57	138
Platinum group metals toll refining cost	40	36	76
Utilities	8	9	18
Insurance	8	7	16
Repairs and maintenance	5	5	12
Transportation	2	2	3
Sundry treatment and refining costs	3	3	6
Total (refer to note 7)	**219**	**188**	**411**
11. OTHER COSTS			
Tax on mining and pollution levies	62	64	119
Transportation	61	50	117
Cost of refined metals purchased from third parties	34	63	91
Other	5	19	43
Total (refer to note 7)	**162**	**196**	**370**
12. AMORTISATION AND DEPRECIATION OF OPERATING ASSETS			
Mining and concentrating	160	163	305
Smelting	79	66	136
Treatment and refining	24	22	44
Total (refer to note 7)	**263**	**251**	**485**
13. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES			
Export customs duties	182	135	301
Salaries	113	98	194
Taxes other than mining and income taxes and pollution levies	41	34	68
Advertising	33	14	58
Transportation expenses	19	19	36
Consulting services	11	14	27
External research and development	10	5	14
Legal and audit services	9	12	29
Depreciation	9	7	17
Commission paid	7	5	10
Insurance	6	5	12
Other	32	28	75
Total	**472**	**376**	**841**

US Dollars million

	Six months ended 30 June 2006	Six months ended 30 June 2005	Year ended 31 December 2005

14. OTHER NET OPERATING EXPENSES

	Six months ended 30 June 2006	Six months ended 30 June 2005	Year ended 31 December 2005
Change in provision for impairment of receivables	50	(9)	(10)
Loss on disposal of property, plant and equipment	17	19	28
Change in provision for impairment of value added tax recoverable	13	7	15
Change in provision for tax penalties	8	72	15
Foreign exchange (gain)/loss	(31)	14	25
Net operating profit from non-mining entities	(12)	(4)	(16)
Change in provision for impairment of capital construction-in-progress	(2)	(7)	10
Other	(4)	-	(9)
Total	**39**	**92**	**58**

15. FINANCE COSTS

	Six months ended 30 June 2006	Six months ended 30 June 2005	Year ended 31 December 2005
Interest expense on borrowings	38	43	83
Unwinding of discount on decommissioning obligations (refer to note 33)	9	2	12
Total	**47**	**45**	**95**

16. NET (LOSS)/INCOME FROM INVESTMENTS

	Six months ended 30 June 2006	Six months ended 30 June 2005	Year ended 31 December 2005
Interest income	22	21	43
Dividends received	7	11	9
Income from associates (refer to note 21)	6	6	2
Net (loss)/profit on disposal of investments and other financial assets	(312)	2	-
Change in provision for impairment of financial assets	(79)	(3)	5
Total	**(356)**	**37**	**59**

Loss on disposal of investments and other financial assets includes USD 317 million of loss recognised by the Company on disposal of investment in Gold Fields Limited.

Provision for impairment of financial assets mostly represents provision against loan provided by the Group to a related party in the amount of USD 70 million (refer to note 42).

US Dollars million

	Six months ended 30 June 2006	Six months ended 30 June 2005	Year ended 31 December 2005

17. OTHER NON-OPERATING EXPENSES

	Six months ended 30 June 2006	Six months ended 30 June 2005	Year ended 31 December 2005
Donations	32	20	49
Maintenance of social sphere facilities	15	23	69
Other	4	-	6
Total	**51**	**43**	**124**

18. TAXATION

	Six months ended 30 June 2006	Six months ended 30 June 2005	Year ended 31 December 2005
Current taxation	602	426	911
Deferred taxation	(125)	(33)	(73)
Total	**477**	**393**	**838**

A reconciliation of theoretical income tax, calculated at the rate effective in the Russian Federation of 24%, the primary location of the Group's production entities, to the amount of actual income tax expense recorded in the income statement is as follows:

	Six months ended 30 June 2006	Six months ended 30 June 2005	Year ended 31 December 2005
Profit before taxation	**1,851**	**1,352**	**3,116**
Theoretical income tax at 24%	444	324	748
Impact of specific tax rates	(29)	11	(20)
Tax effect of permanent differences	101	57	103
Change in valuation allowance	(39)	1	7
Income tax expense	**477**	**393**	**838**

The corporate income tax rates in other countries where the Group has a significant taxable presence vary from 8% to 39%.

US Dollars million

19. PROPERTY, PLANT AND EQUIPMENT

	Buildings, structures and utilities	Machinery, equipment and transport	Other	Total
Cost				
Balance at 31 December 2004	**5,258**	**2,723**	**152**	**8,133**
Acquired on acquisition of subsidiaries (refer to note 39)	63	-	-	**63**
Disposed on disposal of subsidiaries	(5)	(9)	-	**(14)**
Transfers from capital construction-in-progress (refer to note 20)	29	229	5	**263**
Disposals	(22)	(41)	(1)	**(64)**
Effect of translation to presentation currency for the period	(162)	(91)	(5)	**(258)**
Balance at 30 June 2005	**5,161**	**2,811**	**151**	**8,123**
Acquired on acquisition of subsidiaries (refer to note 39)	334	39	1	**374**
Transfers from capital construction-in-progress (refer to note 20)	141	174	15	**330**
Decommissioning asset raised (refer to note 33)	135	9	-	**144**
Disposals	(4)	(28)	(8)	**(40)**
Provision for impairment	(6)	-	-	**(6)**
Reclassified to non-current assets of disposal group	(794)	(296)	(9)	**(1,099)**
Effect of translation to presentation currency for the period	(11)	(13)	(1)	**(25)**
Balance at 31 December 2005	**4,956**	**2,696**	**149**	**7,801**
Transfers from capital construction-in-progress (refer to note 20)	35	226	4	**265**
Reassessment of decommissioning asset (refer to note 33)	(7)	-	-	**(7)**
Disposals	(8)	(40)	(1)	**(49)**
Effect of translation to presentation currency for the period	282	174	10	**466**
Balance at 30 June 2006	**5,258**	**3,056**	**162**	**8,476**

US Dollars million

	Buildings, structures and utilities	Machinery, equipment and transport	Other	Total
Accumulated amortisation and depreciation				
Balance at 31 December 2004	**(786)**	**(685)**	**(18)**	**(1,489)**
Amortisation and depreciation charge for the period	(168)	(130)	(6)	**(304)**
Disposed on disposal of subsidiaries	-	2	-	**2**
Eliminated on disposals	6	23	-	**29**
Effect of translation to presentation currency for the period	25	21	-	**46**
Balance at 30 June 2005	**(923)**	**(769)**	**(24)**	**(1,716)**
Amortisation and depreciation charge for the period	(148)	(130)	(5)	**(283)**
Eliminated on disposals	1	11	2	**14**
Eliminated on reclassification to non-current assets of disposal group	68	64	1	**133**
Effect of translation to presentation currency for the period	5	7	-	**12**
Balance at 31 December 2005	**(997)**	**(817)**	**(26)**	**(1,840)**
Amortisation and depreciation charge for the period	(150)	(122)	(5)	**(277)**
Eliminated on disposals	4	21	-	**25**
Effect of translation to presentation currency for the period	(64)	(53)	(2)	**(119)**
Balance at 30 June 2006	**(1,207)**	**(971)**	**(33)**	**(2,211)**
Net book value				
30 June 2006	**4,051**	**2,085**	**129**	**6,265**
30 June 2005	**4,238**	**2,042**	**127**	**6,407**
31 December 2005	**3,959**	**1,879**	**123**	**5,961**

Included in property, plant and equipment at 30 June 2006 are non-mining assets with carrying value of USD 435 million (30 June 2005: USD 322 million; 31 December 2005: USD 325 million).

US Dollars million

20. CAPITAL CONSTRUCTION-IN-PROGRESS

	30 June 2006	30 June 2005	31 December 2005
Balance at beginning of the period	**1,184**	**1,208**	**1,208**
Additions	324	387	780
Acquired on acquisition of subsidiaries	-	3	8
Transfers to property, plant and equipment (refer to note 19)	(265)	(263)	(593)
Disposals	(5)	(6)	(21)
Provision for impairment	2	7	(15)
Reclassified to non-current assets of disposal group	-	-	(139)
Effect of translation to presentation currency for the period	75	(26)	(44)
Balance at end of the period	**1,315**	**1,310**	**1,184**

Assets under construction in the amount of USD 8 million were financed with a grant from the government of Norway (refer to note 43). The grant has been deducted from the cost of the qualifying assets resulting in a zero carrying value.

Included in capital construction-in-progress at 30 June 2006 are non-mining assets under construction with a carrying value of USD 305 million (30 June 2005: USD 263 million; 31 December 2005: USD 297 million).

21. INVESTMENTS IN ASSOCIATES

	30 June 2006	30 June 2005	31 December 2005
Balance at beginning of the period	**95**	**162**	**162**
Acquired during the period	150	-	-
Change in classification due to increase in shareholding	-	(9)	(9)
Share of post-acquisition profits (refer to note 16)	6	6	2
Reclassified to investments held for sale (refer to note 22)	-	-	(56)
Effect of translation to presentation currency for the period	6	(6)	(4)
Balance at end of the period	**257**	**153**	**95**

US Dollars million

Details of the Group's associates are as follows:

Name of associate	Principal activity	Share-holding[1]	30 June 2006	30 June 2005	31 December 2005
Smart Hydrogen Inc.[2]	Holding company	50.00%	148	-	-
OJSC "Krasnoyarskaya Generatsiya"[3]	Electricity utilities	25.47%	42	-	37
OJSC "Norilskgazprom"[3]	Gas extraction	29.39%	31	23	28
OJSC "Krasnoyarsk-energo"[3]	Electricity utilities	25.70%	28	73	23
OJSC "Kolenergo"[3]	Electricity utilities	24.86%	-	57	-
OJSC "Krasnoyarskiye Magistralniye Seti"[3]	Electricity utilities	25.47%	5	-	-
Other			3	-	7
			257	**153**	**95**

[1] At 30 June 2006

[2] Incorporated in British Virgin Islands

[3] Incorporated in Russian Federation

Smart Hydrogen Inc. is a joint venture formed in April 2006 by the Group and Interros Holding Company, a party related by means of common ownership and control. The Group owns 50% of Smart Hydrogen Inc. Through this entity the principal investors acquired a 35% stake in Plug Power Inc., a US designer of environmentally clean and reliable energy products. This acquisition was made on 29 June 2006.

In October 2005 and March 2006 the Group became a shareholder in OJSC "Krasnoyarskaya Generatsiya" and OJSC "Krasnoyarskiye Magistralniye Seti" accordingly as a part of a reorganisation of OJSC "Krasnoyarskenergo".

On 9 December 2005 the Board of Directors of the Company approved a decision to sell its investment in OJSC "Kolenergo". Accordingly, at 30 June 2006 and 31 December 2005 this investment was classified as held for sale and included in current investments in securities (refer to note 22).

US Dollars million

Summarized financial information in respect of the Group's principal associates is set out below:

	Market value of investments	Total assets	Total liabilities	Sales	Profit/ (loss)
Six months ended 30 June 2006					
Smart Hydrogen Inc.	n/a	299	(3)	-	(4)
OJSC "Krasnoyarskenergo"	79	284	(37)	116	12
OJSC "Krasnoyarskiye Magistralniye Seti"	n/a	63	(7)	3	(4)
OJSC "Krasnoyarskaya Generatsiya"	n/a	582	(89)	185	8
OJSC "Norilskgazprom"	n/a	142	(38)	64	14
Other	n/a	51	(22)	305	-
Total		**1,421**	**(196)**	**673**	**26**
Six months ended 30 June 2005					
OJSC "Krasnoyarskenergo"	96	838	(114)	321	2
OJSC "Kolenergo"	45	507	(83)	163	9
OJSC "Norilskgazprom"	n/a	193	(60)	46	5
Total		**1,538**	**(257)**	**530**	**16**
Year ended 31 December 2005					
OJSC "Krasnoyarskenergo"	66	278	(38)	475	4
OJSC "Krasnoyarskaya Generatsiya"	n/a	465	(74)	86	(4)
OJSC "Norilskgazprom"	n/a	145	(54)	97	14
Other	n/a	124	(36)	131	-
Total		**1,012**	**(202)**	**789**	**14**

US Dollars million

22. INVESTMENTS IN SECURITIES AND OTHER FINANCIAL ASSETS

	30 June 2006	30 June 2005	31 December 2005
Non-current			
Securities available-for-sale	1,107	1,570	615
Loans provided to related parties	31	7	45
Advance for acquisition of shares of OJSC "Taimyrenergo"	18	-	-
Long-term accounts receivable	7	32	25
Promissory notes receivable from related parties	-	41	-
Other	7	3	5
Total non-current	**1,170**	**1,653**	**690**
Current			
Investments held for sale (refer to note 21)	60	-	56
Securities available-for-sale	55	14	71
Other	18	5	7
Total current	**133**	**19**	**134**

Non-current securities available-for-sale consist of ordinary shares of the following companies:

	30 June 2006	30 June 2005	31 December 2005
RAO UES	1,019	442	611
OJSC "Polyus Gold"	83	-	-
Gold Fields Limited (South Africa)	-	1,118	-
Other	5	10	4
Total	**1,107**	**1,570**	**615**

In March 2006 CJSC "Gold Mining Company Polus", a former subsidiary of the Group (refer to note 4), sold its whole stake of 98,467,758 ordinary shares in Gold Fields Limited.

At 30 June 2006 non-current loans provided to related parties included a loan to OJSC "Norilskgazprom" in the amount of USD 25 million (31 December 2005: USD 37 million), at interest rate of 10.4%, repayable in the second half of the year 2007.

Long-term accounts receivable mostly represent receivables from municipal utility companies. The fair value of long-term accounts receivable is estimated by discounting the future contractual cash flows using an interest rate of 12%.

Current securities available-for-sale mostly comprise U.S. federal agency notes and commercial papers.

US Dollars million

	30 June 2006	30 June 2005	31 December 2005
23. OTHER NON-CURRENT ASSETS			
Value added tax recoverable	174	233	137
Non-current metal inventories	-	41	9
Other	57	47	44
	231	**321**	**190**
Less: Provision for impairment of value added tax recoverable	(56)	(61)	(52)
Total	**175**	**260**	**138**
24. INVENTORIES			
Refined metals			
Joint products at net production cost	556	454	389
By-products at net realisable value	86	94	78
Work-in-process, at net production cost	287	251	254
Total metal inventories	**929**	**799**	**721**
Stores and materials at cost	657	638	639
Less: Provision for obsolescence	(53)	(40)	(59)
Net stores and materials	**604**	**598**	**580**
Total inventories	**1,533**	**1,397**	**1,301**
25. TRADE AND OTHER RECEIVABLES			
Trade receivables	343	250	339
Advances to suppliers	76	68	46
Other receivables	167	171	116
	586	**489**	**501**
Less: Provision for impairment of receivables	(124)	(80)	(61)
Total	**462**	**409**	**440**
26. OTHER CURRENT ASSETS			
Value added tax recoverable	434	435	453
Prepaid customs duties	33	38	29
Prepaid insurance	30	48	27
Prepaid income tax	27	76	22
Prepaid other taxes	24	21	25
Other prepaid expenses	10	38	11
Total	**558**	**656**	**567**

US Dollars million

		30 June 2006	30 June 2005	31 December 2005

27. CASH AND CASH EQUIVALENTS

		30 June 2006	30 June 2005	31 December 2005
Current accounts	- RUR	165	107	137
	- foreign currency	254	64	47
Bank deposits	- RUR	28	-	-
	- foreign currency	561	483	639
Restricted cash		8	14	18
Other cash and cash equivalents		45	190	81
Total cash and cash equivalents		**1,061**	**858**	**922**

28. SHARE CAPITAL

	30 June 2006	30 June 2005	31 December 2005
Authorised, issued and fully paid			
213,905,884 ordinary shares at par value of RUR 1 each	**9**	**9**	**10**
Treasury shares			
30 June 2006: 1,920,826 ordinary shares	-	-	-
30 June 2005: 14,514,053 ordinary shares	-	-	-
31 December 2005: 25,198,963 ordinary shares	-	-	(1)
Total	**9**	**9**	**9**
Number of ordinary shares in issue at the end of the period	188,830,733	199,391,831	188,706,921
Weighted average number of ordinary shares in issue during the period	188,750,738	204,146,491	201,242,833

During the six months ended 30 June 2006 23,154,325 treasury shares were cancelled by the Group.

29. SHARE PREMIUM

	30 June 2006	30 June 2005	31 December 2005
Balance at beginning of the period	-	**782**	**782**
Re-issuance of ordinary shares from treasury shares	1	11	12
Re-acquisition of ordinary shares	-	(763)	(799)
Effect of translation to presentation currency for the period	-	7	5
Balance at end of the period	**1**	**37**	-

US Dollars million

30. LONG-TERM BORROWINGS

	30 June 2006	30 June 2005	31 December 2005
7.125% Guaranteed notes due 2009, net of direct expenses on issuance	499	498	499
On 30 September 2004 Norilsk Nickel Luxemburg S.A., a wholly owned special purpose subsidiary of the Group, issued USD 500 million 7.125% notes. The notes were issued at par value with an interest payable semi-annually in arrears on 30 March and 30 September, and mature on 30 September 2009. The notes are unconditionally and irrevocably guaranteed by OJSC "Mining and Metallurgical Company Norilsk Nickel".			
Syndicated loan arranged by Citibank N.A., ING Bank N.V. and Societe Generale	-	121	-
A USD-denominated loan at LIBOR + 1.4-1.85% per annum secured by export sales proceeds of the Group. The loan was fully repaid in 2005.			
Syndicated loan arranged by Toronto Dominion	96	124	109
A USD 250 million credit facility arranged by Stillwater Mining Company, a subsidiary of the Group, at LIBOR + 3.25% per annum. Repayments commenced in 2004, with the final installment due on 30 July 2010. Substantially all the property and assets of Stillwater Mining Company are pledged as security for this credit facility. The loan agreement requires that 50% of the company's annual excess cash flow, any proceeds from asset sales and the issuance of debt or equity securities, subject to specified exceptions, be offered to repay this loan.			
Exempt Facility Reversal Bonds Series 2000 issued through the State of Montana Investment Board	29	29	29
USD-denominated bonds with an effective interest rate of 8.57% issued on 6 July 2002 and maturing on 1 July 2020.			
Other long-term borrowings	6	12	6
	630	**784**	**643**
Less: Current portion repayable within one year and shown under current liabilities	(1)	(162)	(8)
Total	**629**	**622**	**635**
Long-term borrowings are repayable as follows:			
Due in the second year	2	2	2
Due in the third year	2	2	2
Due in the fourth year	500	2	500
Due thereafter	125	616	131
	629	**622**	**635**

US Dollars million

31. DEFERRED TAXATION

	30 June 2006	30 June 2005	31 December 2005
Net liability at beginning of the period	**543**	**740**	**740**
Recognised in the income statement	(125)	(42)	(82)
Change in deferred tax liability arising on revaluation of available-for-sale investments	128	17	-
Change in deferred tax liability due to acquisition of subsidiaries (refer note 39)	-	17	89
Reclassified to non-current liabilities of disposal group	-	-	(169)
Effect of translation to presentation currency for the period	34	(25)	(35)
Net liability at end of the period	**580**	**707**	**543**

Deferred taxation is attributable to the temporary differences that exist between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. The tax effects of temporary differences that give rise to deferred taxation are presented below:

	30 June 2006	30 June 2005	31 December 2005
Property, plant and equipment	614	752	593
Accrued operating expenses	(55)	(47)	(43)
Provision for impairment of receivables	(21)	5	(7)
Unrealised profit on intra-group transactions	(61)	(58)	(43)
Inventory valuation	59	52	36
Valuation of investments	129	(1)	(10)
Loss carried forward raised on the disposal of investments	(78)	(74)	-
Provision for deferred tax assets	19	102	55
Other	(26)	(24)	(38)
Total	**580**	**707**	**543**

Certain deferred tax assets and liabilities have been offset in accordance with the Group's accounting policy. Analysis of deferred tax balances recognised on the Group's balance sheet is as follows:

	30 June 2006	30 June 2005	31 December 2005
Deferred tax liabilities	592	707	543
Deferred tax assets	(12)	-	-
Net deferred tax liabilities	**580**	**707**	**543**

US Dollars million

The unutilised tax losses of the North American operations as at 30 June 2006, which are available for offset against future taxable income earned in the United States of America, amounted to USD 305 million (30 June 2005: USD 259 million; 31 December 2005: USD 271 million), have not been recognised as a deferred tax asset.

The Group does not recognise a deferred tax liability for taxable temporary differences associated with investments in subsidiaries of USD 1,786 million (30 June 2005: USD 1,535 million; 31 December 2005: USD 2,422 million), because it is able to control the timing of reversal of such differences and has no intention to reverse them in the foreseeable future.

32. EMPLOYEE BENEFIT OBLIGATIONS

	30 June 2006	30 June 2005	31 December 2005
Non-current			
Lifelong professional pension plan	43	35	37
Joint corporate pension plan	28	21	24
Mothers' rights plan	1	4	2
Six pensions plan	1	2	1
	73	**62**	**64**
Less: Current portion of employee benefit obligations	(8)	(12)	(8)
Total non-current	**65**	**50**	**56**
Current			
Accrual for annual leave	128	146	120
Wages and salaries	79	80	72
Current portion of employee benefit obligations	8	12	8
Other	15	13	12
Total current	**230**	**251**	**212**

Unfunded defined benefit plans

	30 June 2006	30 June 2005	31 December 2005
Balance at beginning of the period	64	61	61
Cash payments	(5)	(5)	(12)
Charge to the income statement	10	9	17
Effect of translation to presentation currency for the period	4	(3)	(2)
Balance at end of the period	**73**	**62**	**64**
Fair value of obligation	113	72	106
Unrecognised actuarial losses	(40)	(10)	(42)
	73	**62**	**64**

US Dollars million

	Lifelong professional pension plan	Joint corporate pension plan	Mothers' rights plan	Six pensions plan
Number of members				
At 31 December 2004	**1,326**	**2,325**	**737**	**422**
Additions	16	99	5	12
Retirements	(6)	(4)	(9)	(148)
At 30 June 2005	**1,336**	**2,420**	**733**	**286**
Additions	27	212	4	24
Retirements	(14)	(2)	(377)	(129)
At 31 December 2005	**1,349**	**2,630**	**360**	**181**
Additions	11	31	-	4
Retirements	(5)	(104)	(4)	(70)
At 30 June 2006	**1,355**	**2,557**	**356**	**115**

Key assumptions used in estimation of defined benefit obligations were the following:

	30 June 2006	30 June 2005	31 December 2005
Discount rate	7.0%	13.0%	7.0%
Pre-retirement increases to capital accounts	4.5%	7.5%	4.5%
Future salary increases	6.7%	6.2%	6.7%
Future pension increases	5.2%	7.5%	5.2%
Average life expectancy of members from the date of retirement	17 years	17 years	17 years

Defined contribution plans

Amounts recognised in the income statement in respect of defined contribution plans:

	30 June 2006	30 June 2005	31 December 2005
Pension fund of the Russian Federation	87	82	156
Stillwater Mining Company savings plan	2	2	5
Total	**89**	**84**	**161**

US Dollars million

33. ENVIRONMENTAL OBLIGATIONS

Decommissioning obligations

	30 June 2006	30 June 2005	31 December 2005
Balance at beginning of the period	**266**	**149**	**149**
New obligations raised (refer to note 19)	-	-	105
Change in estimate (refer to note 19)	(7)	-	39
Acquired on acquisition of subsidiaries	-	-	18
Unwinding of discount on decommissioning obligations (refer to note 15)	9	2	12
Reclassified to non-current liabilities of disposal group	-	-	(53)
Effect of translation to presentation currency for the period	16	(5)	(4)
Balance at end of the period	**284**	**146**	**266**

Management regularly reassesses decommissioning obligations for its operations in the Russian Federation due to changes in inflation and discount rates, and expected closure dates of mines based on the results of an independent audit of ore reserves. The results of reassessments are presented as a change in estimate.

The Group's subsidiary, Stillwater Mining Company, is required to post surety bonds, letters of credit, cash or other acceptable financial instruments to guarantee performance of reclamation activities at Stillwater and East Boulder Mines. At 30 June 2006 the surety amount at East Boulder Mine was USD 11.5 million, and at Stillwater Mine USD 8.9 million.

Provision for land restoration

	30 June 2006	30 June 2005	31 December 2005
Balance at beginning of the period	**3**	**6**	**6**
Acquired on acquisition of subsidiaries	-	-	3
Charge to the income statement	-	-	3
Reclassified to non-current liabilities of disposal group	-	-	(8)
Effect of translation to presentation currency for the period	1	-	(1)
Balance at end of the period	**4**	**6**	**3**
Total environmental obligations	**288**	**152**	**269**

US Dollars million

	30 June 2006	30 June 2005	31 December 2005

34. SHORT-TERM BORROWINGS

	30 June 2006	30 June 2005	31 December 2005
RUR-denominated short-term borrowings	11	19	54
USD-denominated short-term borrowings at floating rates	-	100	295
USD-denominated short-term borrowings at fixed rates	-	15	-
Total	**11**	**134**	**349**

The interest rates on these borrowings vary as follows:

	30 June 2006	30 June 2005	31 December 2005
RUR-denominated short-term borrowings	-	14% – 21%	5.5%
USD-denominated short-term borrowings at floating rates	-	LIBOR+ 1.5%	LIBOR+ 0.7%
USD-denominated short-term borrowings at fixed rates	-	4% – 10%	-

35. TRADE AND OTHER PAYABLES

	30 June 2006	30 June 2005	31 December 2005
Trade payables	179	162	170
Deferred consideration for acquisition of an associate	50	-	-
Advances from customers	33	61	56
Interest payable	9	12	11
Other creditors	114	66	63
Total	**385**	**301**	**300**

36. TAXES PAYABLE

	30 June 2006	30 June 2005	31 December 2005
Income tax	100	28	38
Provision for fines and penalties	41	115	31
Value added tax payable	31	70	60
Property tax	22	20	21
Unified social tax	18	21	10
Other	30	31	27
Total	**242**	**285**	**187**

US Dollars million

37. DERIVATIVE FINANCIAL LIABILITIES

Stillwater Mining Company, a subsidiary of the Group, enters into certain transactions with derivative financial instruments in relation to future sales of platinum. These arrangements are designed to address the risk of significant fluctuations of platinum prices and to protect the level of income in future years, and therefore meet the requirements of IAS 39 to be classified as cash flow hedges. At 30 June 2006 fair value of hedging derivatives amounted to USD 46 million.

38. RECONCILIATION OF PROFIT FOR THE PERIOD TO CASH FLOWS FROM OPERATIONS

	Six months ended 30 June 2006	Six months ended 30 June 2005	Year ended 31 December 2005
Profit for the period	**2,367**	**974**	**2,352**
Adjustments for[1]:			
Income tax expense	489	408	889
Amortisation and depreciation	277	300	578
Interest expense	47	46	110
Change in provision for impairment of capital construction-in-progress	(2)	(7)	21
Change in provision for impairment of receivables	50	(9)	(9)
Change in provision for obsolete inventory	10	(5)	15
Change in provision for impairment of value added tax recoverable	13	8	(16)
Change in provision for tax penalties	8	72	17
Loss on disposal of property, plant and equipment	17	20	33
Change in provision for impairment of financial assets	79	4	5
Income from associates	(6)	(6)	(2)
Interest income	(22)	(21)	(43)
Dividends received	(7)	(11)	(9)
Foreign exchange (gain)/loss	(31)	14	26
Gain on disposal of investments	(734)	-	-
Other	(11)	31	58
Operating profit before working capital changes	**2,544**	**1,818**	**4,025**
(Increase)/decrease in inventories	(138)	26	22
Decrease/(increase) in trade and other receivables	6	18	(29)
(Decrease)/increase in trade and other payables	(3)	6	37
Increase in other non-current and current assets	(8)	(31)	(3)
Increase/(decrease) in employee benefit obligations	3	(7)	(21)
Decrease in taxes payable	(22)	(43)	(57)
Cash flows from operations	**2,382**	**1,787**	**3,974**

[1] Adjustments are calculated for continuing and discontinued operations on a combined basis.

US Dollars million

39. ACQUISITION OF SUBSIDIARIES

	Six months ended 30 June 2006	Six months ended 30 June 2005	Year ended 31 December 2005
Net assets acquired			
Property, plant and equipment (refer to note 19)	-	63	437
Other assets	-	13	48
Loans and borrowings	-	(9)	(37)
Trade and other payables	-	(4)	(53)
Deferred taxation (refer to note 31)	-	(17)	(89)
Net assets at date of acquisition	-	**46**	**306**
Decrease in minority interest due to increase of investments in subsidiaries by the Group	-	11	18
Less: Minority interest	-	-	(1)
Group's share of net assets acquired	-	**57**	**323**
Add: Goodwill on acquisition	-	14	14
Less: Pre-acquisition amount invested in subsidiary	-	(9)	(9)
Total consideration	-	**62**	**328**
Satisfied by re-issuance of treasury shares	-	(11)	(12)
Satisfied by cash	-	(51)	(176)
Deferred cash consideration	-	-	(140)
Net cash outflow arising on acquisition:	-		
Cash consideration	-	(51)	(176)
Cash and cash equivalents acquired	-	-	1
Net cash outflow on acquisition of subsidiaries	-	**(51)**	**(175)**

Holdings in the following companies were acquired:

	Six months ended 30 June 2006	Six months ended 30 June 2005	Year ended 31 December 2005
Russian gold mining companies			
OJSC "Aldanzoloto GRK"	-	-	99.2%
OJSC "Yuzhno-Verkhoyanskaya Gornaya Kompaniya"	-	-	50.0%
OJSC "Yakutskaya Gornaya Kompaniya"	-	-	100.0%
OJSC "Pervenets"	-	-	74.0%
OJSC "Lenzoloto"	-	-	11.2%
OJSC "Matrosov Mine"	-	31.3%	31.3%
Other acquisitions			
LLC "Terminal"	-	100.0%	100.0%
LLC "Gornaya Leasingovaya Kompaniya"	-	80.1%	80.1%

US Dollars million

	Six months ended 30 June 2006	Six months ended 30 June 2005	Year ended 31 December 2005

40. DISPOSAL OF SUBSIDIARIES

	Six months ended 30 June 2006	Six months ended 30 June 2005	Year ended 31 December 2005
Net assets disposed of			
Property, plant and equipment	-	12	12
Other assets	-	10	10
Trade and other payables	(5)	(21)	(21)
Net assets at the date of disposal	(5)	1	1
Less: Minority interest	-	-	-
Group's share of assets disposed of	(5)	1	1
Add: Gain on disposal	6	-	-
Proceeds from disposal of subsidiaries	1	1	1
Less: Cash and cash equivalents disposed of	-	-	-
Net cash inflow from disposal of subsidiaries	1	1	1

During the period the following entities were disposed of, or the Group's holding decreased, for total proceeds of USD 1 million (30 June 2005: USD 1 million; 31 December 2005: USD 1 million):

	Six months ended 30 June 2006	Six months ended 30 June 2005	Year ended 31 December 2005
LLC "KHK "CSKA"	50.5%	-	-
OJSC "Nedra Bodaybo"	-	51.0%	51.0%
LLC "Norilskiye Metally"	-	100.0%	100.0%

41. DIVIDENDS

	Six months ended 30 June 2006	Six months ended 30 June 2005	Year ended 31 December 2005
On 29 June 2006 the Company declared final dividend in respect of the year ended 31 December 2005 in the amount of RUR 96 (USD 3.47) per share.	377	-	-
On 30 December 2005 the Company declared an interim dividend of RUR 43 (USD 1.49) per share in respect of the year ended 31 December 2005. The dividend was paid to shareholders on 28 February 2006. This amount is net of USD 3 million paid to Group subsidiaries.	-	-	298
On 30 June 2005 the Company declared a final dividend for the year ended 31 December 2004 of RUR 28 (USD 0.98) per share. The dividend was paid to shareholders on 31 August 2005. This amount is net of USD 3 million paid to Group subsidiaries.	-	194	194
Total	377	194	492

US Dollars million

42. RELATED PARTIES

Related parties are considered to include shareholders, affiliates and entities under common ownership and control with the Group and members of key management personnel. The Company and its subsidiaries, in the ordinary course of their business, enter into various sale, purchase and service transactions with related parties.

Transactions with related parties

	Sale of goods	Purchase of goods	Purchase of services	Purchase of investments
Six months ended 30 June 2006				
By the Company	24	3	60	70
By subsidiaries of the Group	2	30	25	-
Total	**26**	**33**	**85**	**70**
Six months ended 30 June 2005				
By the Company	10	39	12	-
By subsidiaries of the Group	-	33	4	-
Total	**10**	**72**	**16**	**-**
Year ended 31 December 2005				
By the Company	52	54	63	47
By subsidiaries of the Group	12	62	37	-
Total	**64**	**116**	**100**	**47**

US Dollars million

Outstanding balances with related parties

	Loans and borrowings	Investments and cash	Accounts receivable	Accounts payable
Six months ended 30 June 2006				
By the Company	-	391	6	26
By subsidiaries of the Group	5	160	4	58
Total	**5**	**551**	**10**	**84**
Six months ended 30 June 2005				
By the Company	-	241	7	13
By subsidiaries of the Group	13	126	4	7
Total	**13**	**367**	**11**	**20**
Year ended 31 December 2005				
By the Company	-	242	2	20
By subsidiaries of the Group	31	214	6	14
Total	**31**	**456**	**8**	**34**

The amounts outstanding were unsecured and will be settled in cash. No guarantees have been given or received. Change in provision for impairment of financial assets in respect of amounts owed by related parties amounted to USD 70 million (refer to note 16).

Compensation of key management personnel

The remuneration of key management personnel of the Company for the six months ended 30 June 2006 amounted to USD 5 million (30 June 2005: USD 4 million; 31 December 2005: USD 14 million).

US Dollars million

43. COMMITMENTS

Operating leases

The land in the Russian Federation on which the Group's production facilities are located is owned by the state. The Group leases land through operating lease agreements, which expire in various years through 2051. Future minimum lease payments due under non-cancellable operating lease agreements at 30 June 2006 are as follows:

Due in one year	11
Due in the second year	9
Due thereafter	29
Total	**49**

Intergovernmental agreement with Norway

In 2001 an intergovernmental agreement between the governments of Russian Federation and Norway was signed on the provision of technical assistance in the reconstruction project for the metallurgical production facilities of Pechenganickel Combine, a branch of OJSC "Kolskaya Mining and Metallurgical Company".

Total investment in the reconstruction of production facilities is expected to be USD 103 million, financed as follows:

Grants from the government of Norway	31
Loan from Nordic Investment Bank	30
Contribution by the Group	42
Total	**103**

At 30 June 2006 the Group received USD 8 million in grant from the government of Norway (refer to note 20) and a loan from Nordic Investment Bank in the amount of USD 0.5 million. The received cash was invested in the reconstruction of the facilities in accordance with the terms of the Grant Facility Agreement.

Social commitments

The Group contributes to mandatory and voluntary social programs and maintains social assets in the locations where it has its main operating facilities. The Group's social assets, as well as local social programs, benefit the community at large and are not normally restricted to the Group's employees. These contributions are recorded in the period in which they are incurred.

The Group's commitments will be funded from its own cash resources and borrowings.

44. CONTINGENCIES

Litigation

Unresolved tax litigation at 30 June 2006 amounted to approximately USD 88 million. Management believes that the risk of an unfavourable outcome to the litigation is possible.

In addition, the Group has a large number of small claims and litigation relating to sales and purchases of goods and services from suppliers. Management believes that none of these claims, individually or in aggregate, will have a material adverse impact on the Group.

Taxation contingencies in the Russian Federation

The taxation system in the Russian Federation is at a relatively early stage of development, and is characterised by numerous taxes, frequent changes and inconsistent enforcement at federal, regional and local levels.

The government of the Russian Federation has commenced a revision of the Russian tax system and passed certain laws implementing tax reform. The new laws reduce the number of taxes and overall tax burden on businesses and simplify tax litigation. However, these new tax laws continue to rely heavily on the interpretation of local tax officials and fail to address many existing problems. Many issues associated with practical implication of new legislation are unclear and complicate the Group's tax planning and related business decisions.

In terms of Russian tax legislation, authorities have a period of up to three years to re-open tax declarations for further inspection. Changes in the tax system that may be applied retrospectively by authorities could affect the Group's previously submitted and assessed tax declarations.

While management believes that it has adequately provided for tax liabilities based on its interpretation of current and previous legislation, the risk remains that tax authorities in the Russian Federation could take differing positions with regard to interpretive issues. This uncertainty may expose the Group to additional taxation, fines and penalties that could be significant.

Management has assessed possible tax risks at 30 June 2006 to be approximately USD 125 million.

Environmental matters

The Group is subject to extensive federal, state and local environmental controls and regulations in the countries in which it operates. The Group's operations involve the discharge of materials and contaminants into the environment and the disturbance of land that could potentially impact on flora and fauna, and give rise to other environmental concerns.

The Group's management believes that its mining and production technologies are in compliance with all current existing environmental legislation in the countries in which it operates. However, environmental laws and regulations continue to evolve. The Group is unable to predict the timing or extent to which those laws and regulations may change. Such change, if it occurs, may require that the Group modernise technology to meet more stringent standards.

The Group is obliged in terms of various laws, mining licenses and 'use of mineral rights' agreements to decommission mine facilities on cessation of its mining operations and to restore and rehabilitate the environment. Management of the Group regularly reassesses environmental obligations related to its operations. Estimates are based on management's understanding of current legal requirements and

the terms of license agreements. Should the requirements of applicable environmental legislation change or be clarified, the Group may incur additional environmental obligations.

Russian Federation risk

As an emerging market, the Russian Federation does not possess a fully developed business and regulatory infrastructure including stable banking and judicial systems, which would generally exist in a more mature market economy. The economy of the Russian Federation is characterised by a currency that is not freely convertible outside of the country, currency controls, low liquidity levels for debt and equity markets, and continuing inflation. As a result operations in the Russian Federation involve risks that are not typically associated with those in more developed markets.

Stability and success of Russian economy and the Group's business mainly depends on the effectiveness of economic measures undertaken by the government as well as the development of legal and political systems.

45. RISK MANAGEMENT ACTIVITIES

In the normal course of its operations, the Group is exposed to commodity price, currency, interest rate, operational, credit and liquidity risks. The Group has implemented a risk management structure and has adopted a series of risk management and control procedures to facilitate the measurement, evaluation and control of these exposures and related risk management activities.

Risk management structure

The Group's treasury function is responsible for the management of currency, liquidity, interest rate and credit risk. Within the treasury function, there is an independent risk management unit, responsible for monitoring the treasury's adherence to the Group's risk management policies.

Commodity price risk is managed by the Sales Block of the Group. An independent risk management unit exists within that function to control exposures and ensure they are in line with policies set by management of the Sales Block and senior management of the Group.

Commodity price risk

Commodity price risk is the risk that the Group's current or future earnings will be adversely impacted by changes in the market prices of the Group's joint products, i.e. nickel, copper, palladium, platinum and gold.

The Group is exposed to commodity price risk as a substantial part of its metal sales revenue is derived from long-term contracts with physical off-takers for known volumes of metals, but at prices that will be determined by reference to market prices at the delivery date.

For a certain portion of its metal sales revenues the Group manages its exposure to commodity price risk by entering into fixed price sales contracts and cap and floor arrangements for the sale of refined metal to physical off-takers.

Currency risk

Currency risk is the risk that the financial results of the Group will be adversely impacted by changes in exchange rates to which the Group is exposed.

The majority of the Group's revenues are denominated in USD, whereas the majority of the Group's expenditures are denominated in RUR, accordingly, operating profits may be adversely impacted by appreciation of RUR against USD.

Interest rate risk

Interest rate risk is the risk that changes in interest rates will adversely impact the financial results of the Group. Management believes that this risk is currently not significant because majority of the Group's borrowings are at a fixed rate.

Operational risk

Operational risk is the risk of the Group incurring financial losses as a result of business interruption and possible damage to the Group's property through natural disasters and technological accidents. In 2005 the Group developed a comprehensive insurance program that reduces the following risks related to production activities of the Group:

- risk of business interruption;
- risk of possible damage to key production equipment directly involved in the technological process, buildings and structures as a result of fire or natural disaster, as well as risk of breakages and accidents with key equipment;
- risk of loss or damage to domestic and export deliveries of semi-finished and finished goods and imported stores and materials.

In accordance with the statutory requirements the Group insures third party liability under claims resulting from accidents at the Group's production facilities.

Credit risk

Credit risk is the risk that customer may default or not meet its obligations to the Group on a timely basis, leading to financial loss to the Group. The Group minimises its exposure to this risk by ensuring that credit risk is spread across a number of customers.

The Group is not economically dependent on a limited number of customers for the sale of its products because of the existence of liquid commodity markets for all of its products. Metal sales to the Group's customers are presented below:

	Six months ended 30 June 2006				Year ended 31 December 2005			
	Number of customers	%	Turnover, USD million	%	Number of customers	%	Turnover, USD million	%
Largest customer	1	-	346	8	1	-	594	8
Next 9 largest customers	9	3	1,189	28	9	3	2,323	33
Total	**10**	**3**	**1,535**	**36**	**10**	**3**	**2,917**	**41**
Next 10 largest customers	10	3	723	17	10	3	1,067	15
Total	**20**	**6**	**2,258**	**53**	**20**	**6**	**3,984**	**56**
Remaining customers	300	94	1,933	47	314	94	3,185	44
Total	**320**	**100**	**4,191**	**100**	**334**	**100**	**7,169**	**100**

US Dollars million

Credit is only extended to the Group's customers after rigid credit approval procedures. These procedures include regular analysis of financial position of the customers and setting appropriate credit limits.

The Group has a concentration of cash and bank deposits with a related party commercial bank that at 30 June 2006 represents 41% of such cash and bank deposits.

The Group believes that there is no other significant concentration of credit risk.

Liquidity risk

Liquidity risk is the risk that the Group will not be able to settle all liabilities as they fall due. The Group's liquidity position is carefully monitored and managed. The Group has in place a detailed budgeting and cash forecasting process to help ensure that it has adequate cash available to meet its payment obligations.

At 30 June 2006 the Group had financing facilities for the management of its day to day liquidity requirements available with the following banks:

	30 June 2006	30 June 2005	31 December 2005
Committed credit lines			
OJSC "Sberbank"	517	-	486
Societe Generale; Calyon; ING Bank N.V, London Branch; Mizuho Corporate Bank, Ltd.; Sumitomo Mitsui Banking Corporation Europe Limited; The Bank of Tokyo-Mitsubishi, Ltd.; West LB AG; CJSC "KB Citibank"	400	257	400
Barclays Capital; BNP Paribas (Suisse) S.A.	295	400	295
Total committed credit lines	**1,212**	**657**	**1,181**
Uncommitted credit lines			
CJSC "ING Bank (Eurasia)"	100	100	100
OJSC "Vneshtorgbank"	100	100	100
CJSC "West LB Vostok"	88	30	50
CJSC "BNP Pariba"	50	50	50
CJSC "Natexis Bank"	50	-	50
CJSC "Societe Generale Vostok"	35	-	35
CJSC "KB Citibank"	25	50	25
CJSC "Commerzbank"	20	60	20
CJSC "Gazprombank"	-	35	120
Other	210	183	194
Total uncommitted credit lines	**678**	**608**	**744**
Bank overdraft facilities			
BNP Paribas Suisse (Switzerland)	150	75	75
ING (Switzerland)	100	100	100
Credit Suisse (Switzerland)	75	75	75
Banque Cantonale Vaudoise (Switzerland)	50	50	50
Natexis (France)	-	10	-
Total bank overdraft facilities	**375**	**310**	**300**
Total borrowing facilities	**2,265**	**1,575**	**2,225**
Less: Outstanding letters of credit	(132)	(77)	(61)
Less: Loans received related to the above facilities	-	(222)	(312)
Net facilities available	**2,133**	**1,276**	**1,852**

US Dollars million

46. FAIR VALUE OF FINANCIAL INSTRUMENTS

	30 June 2006		31 December 2005	
	Carrying value	**Fair value**	**Carrying value**	**Fair value**
Investments in securities and other financial assets (refer to note 22)	1,303	1,303	824	824
Trade and other receivables (refer to note 25)	462	462	440	440
Other current and non-current assets (refer to notes 23 and 26)	733	733	705	705
Cash and cash equivalents (refer to note 27)	1,061	1,061	922	922
Long-term borrowings (refer to note 30)	(630)	(634)	(643)	(638)
Short-term borrowings (refer to note 34)	(11)	(11)	(349)	(349)
Derivative financial liabilities refer to note 37)	(46)	(46)	-	-
Trade and other payables (refer to note 35)	(385)	(385)	(300)	(300)

The following methods and assumptions were used to estimate the fair value for each class of financial instrument:

Listed investments in securities are carried at their market values, whereas unlisted investments are carried at management's valuation.

Other financial assets, trade and other receivables, other current assets, cash and cash equivalents and trade and other payables are recorded at their carrying values which approximate the fair values of these instruments as a result of their short-term duration.

Interest rates on long- and short-term borrowings are market related. Consequently the carrying values of these financial instruments approximate their fair values.

The fair values of derivative financial liabilities are estimated using ruling market prices as at the balance sheet date.

The fair values of financial instruments are estimates and do not necessarily reflect the amount of cash that would have been realised had these instruments been liquidated at the date of valuation.

47. EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

Acquisition of OJSC "Taimyrenergo"

On 19 July 2006 the Group acquired at an auction 100% of the issued share capital of OJSC "Taimyrenergo". As a part of the auction terms advance payment in the amount of USD 18 million (refer to note 22) was made in June 2006. Final settlement in the amount of USD 252 million was made on 25 July 2006.

48. INVESTMENTS IN SIGNIFICANT SUBSIDIARIES

		Shares held '000			% held		
Subsidiaries by country of incorporation	**Nature of business**	**30 June 2006**	**30 June 2005**	**31 December 2005**	**30 June 2006**	**30 June 2005**	**31 December 2005**
Russian Federation							
OJSC "RAO "Norilsk Nickel"	Market agent	187,877	187,015	187,079	98.9	98.9	98.9
OJSC "Taimyrgaz"	Gas extraction	7,547	2,000	7,547	98.4	94.7	98.4
OJSC "Yenisey River Shipping Company"	River shipping operations	181	181	181	43.9	43.9	43.9
OJSC "Arkhangelsk Sea Commercial Port"	Sea shipping operations	532	532	532	53.1	53.1	53.1
CJSC "NORMETIMPEX"	Market agent	5	5	5	100.0	100.0	100.0
OJSC "Kolskaya Mining and Metallurgical Company"	Mining	4,000	4,000	4,000	100.0	100.0	100.0
CJSC "Alykel"	Airport	-	-	-	100.0	100.0	100.0
OJSC "Institut Gypronickel"	Science	23	23	23	100.0	100.0	100.0
OJSC "Norilsky Kombinat"	Lessor of equipment	14,673	14,673	14,673	98.8	98.8	98.8
OJSC "Kombinat "Severonickel"	Lessor of equipment	9,860	9,860	9,860	100.0	98.9	98.9
OJSC "Gornometallurgichesky Kombinat "Pechenganickel"	Lessor of equipment	1,236	1,236	1,236	100.0	98.9	98.9
LLC "Gornaya Leasingovaya Kompaniya"	Lessor of equipment	-	-	-	100.0	100.0	100.0
CJSC "Kraus-M"	Property holding	10	10	10	100.0	100.0	100.0
LLC "Norilsk Telecom"	Telecommunications	-	-	-	100.0	100.0	100.0
CJSC "Taimyrskaya Toplivnaya Kompaniya"	Supplier of fuel	-	-	-	100.0	100.0	100.0
OJSC "Norilsko-Taimyrskaya Energeticheskaya Kompaniya"	Electricity production	1	1	1	51.0	51.0	51.0
LLC "GRK Bystrinskoye"[1]	Mining	-	-	-	-	-	-
CJSC "Gold Mining Company Polus"[2]	Mining	-	-	-	-	100.0	100.0
OJSC "Matrosov Mine"[2]	Mining	-	233	233	-	88.4	88.4
OJSC "Lenzoloto"[2]	Mining	-	848	1,015	-	57.0	68.2
CJSC "Tonoda"[2]	Mining	-	9	9	-	100.0	100.0
LLC "LZRK"[2]	Management company	-	-	-	-	100.0	100.0
OJSC "Pervenets"[2]	Mining	-	-	-	-	100.0	100.0
CJSC "Vitimenergo"[2]	Electricity production	-	356	356	-	100.0	100.0
OJSC "Aldanzoloto GRK"[2]	Mining	-	-	88,021,708	-	-	99.2
OJSC "Yuzhno-Verkhoyanskaya Gornaya Kompaniya"[2]	Mining	-	-	250	-	-	50
OJSC "Yakutskaya Gornaya Kompaniya"[2]	Mining	-	-	735	-	-	100

[1] Special purpose entity of the Group. The Group exercises control over LLC "GRK Bystrinskoye". The Group has an option to acquire 51% stake in the company, which is exercisable till 1 March 2008.
[2] Disposed of on disposal of Polus Group.

Subsidiaries by country of incorporation	Nature of business	Shares held '000			% held		
		30 June 2006	30 June 2005	31 December 2005	30 June 2006	30 June 2005	31 December 2005
China							
Norilsk Nickel (Asia) Limited	Market agent	-	-	-	100.0	100.0	100.0
Great Britain							
Norimet Limited	Market agent	5,760	5,760	5,760	100.0	100.0	100.0
Norilsk Nickel Europe Limited	Market agent	-	-	-	100.0	100.0	100.0
Luxembourg							
Norilsk Nickel Finance Luxembourg S.A.	Bond issuer	1	1	1	100.0	100.0	100.0
Switzerland							
Norilsk Nickel Holding SA	Investment holding	-	-	-	100.0	100.0	100.0
Metal Trade Overseas SA	Market agent	-	-	-	100.0	100.0	100.0
United States of America							
Stillwater Mining Company	Mining	49,813	49,813	49,813	54.6	54.9	54.9
Norilsk Nickel USA	Market agent	1	1	1	100.0	100.0	100.0

SEC File No. 82-
MMC Norilsk Nickel

OJSC MMC Norilsk Nickel releases the results of the consolidated interim financial statements for the six months ended 30 June 2006 in compliance with International Financial Reporting Standards

Moscow, 6 October 2006 – Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel" and its subsidiaries ("MMC Norilsk Nickel", "Group", "Company") issued consolidated interim financial statements for the six months ended 30 June 2006 in compliance with International Financial Reporting Standards ("IFRS"). The financial statements have been reviewed in accordance with International Standard on Review Engagements 2410 by Deloitte & Touche, who have issued a review report without any qualifications.

The measurement currency of the consolidated interim financial statements is the Russian Ruble ("RUR"), which reflects the economic substance of the Group's operation, which has most of its assets in the Russian Federation.

The presentation currency of the consolidated interim financial statements is the United States of America Dollar ("USD"). Using USD as a presentation currency is common practice for global mining companies.

At EGM on 30 September 2005 the qualified majority of the total voting shareholders of MMC Norilsk Nickel voted in favor of the spin-off of CJSC Gold Mining Company Polus and its subsidiaries (the "Polus Group"). As a result of the spin-off, Polyus Gold, a new Russian open joint stock company, was incorporated on 17 March 2006. It received from MMC Norilsk Nickel 100% of the shares in CJSC Polus and a cash contribution of approximately USD 360 million (RUR 10 billion).

Due to the spin-off of the gold mining assets the financial results, assets and liabilities of the Polus Group intended for spin-off are presented separately in the respective sections of the financial statements.

RECEIVED
OCT 16 A 11:14

Reflection of Polus Group financials in MMC Norilsk Nickel financial statements

In accordance with IFRS Polus Group financials are presented in MMC Norilsk Nickel financial statements in the following way:

- **Consolidated Income Statement**
  Income statement numbers are presented net of Polus numbers. Polus net profit is shown separately in the line Profit for the period from discontinued operations. 1H 2006 number represents Polus net profit from the beginning of 2006 till March 17, 2006 (spin-off completion).

- **Consolidated Balance Sheet**
  - Balance sheet numbers as of June 30, 2006 are presented net of Polus numbers;
  - Balance sheet numbers as of June 30, 2005 include Polus numbers;
  - Balance sheet numbers as of December 31, 2005 are presented net of Polus numbers. However Polus numbers are disclosed in the lines Assets of the disposal group and Liabilities of the disposal group.

- **Consolidated Statement of Cash Flows**
  Cash flow statement numbers include Polus numbers. Polus data are presented for the period from the beginning of 2006 till March 17, 2006.

Consolidated income statement for the 6 months ended 30 June 2006

(US Dollars million)

	Notes	6 months ended 30 June 2006 (reviewed)	6 months ended 30 June 2005 (reviewed)	Change	2005 (audited)
Metal sales revenue	1	**4,191**	**3,273**	**28%**	**7,169**
Cost of metal sales	2	(1,375)	(1,402)	(2%)	(2,994)
Gross profit on metal sales		**2,816**	**1,871**	**51%**	**4,175**
Gross profit margin, %		*67%*	*57%*		*58%*
Selling, general and administrative expenses	3	(472)	(376)	26%	(841)
Other net operating expenses	4	(39)	(92)		(58)
Operating profit		**2,305**	**1,403**	**64%**	**3,276**
Finance costs		(47)	(45)		(95)
Net (loss)/income from investments	5	(356)	37		59
Other non-operating expenses		(51)	(43)		(124)
Profit before taxation		**1,851**	**1,352**	**37%**	**3,116**
Taxation	6	(477)	(393)		(838)
Profit for the period from continuing operations	7	**1,374**	**959**	**43%**	**2,278**
Profit for the period from discontinued operations	8	993	15		74
Profit for the period		**2,367**	**974**	**143%**	**2,352**
Attributable to:					
Shareholders of the parent company		2,370	979		2,355
Minority interest		(3)	(5)		(3)
		2,367	**974**		**2,352**
Profit margin, %		*56%*	*30%*		*33%*
EARNINGS PER SHARE					
Weighted average number of ordinary shares in issue during the period		**188,750,738**	**204,146,491**		**201,242,833**
Basic and diluted earnings per ordinary share from continuing and discontinued operations (US cents)		**1,256**	**480**	**162%**	**1,170**
Basic and diluted earnings per ordinary share from continuing operations (US cents)		**730**	**473**	**54%**	**1,133**

Notes:

1. Metal sales revenue

The revenue from metal sales in 1H2006 increased by 28% compared to 1H2005 to a total of USD 4,191 million. The main reason for the growth of revenue in the period was the significant increase of the selling prices for base and precious metals.

Revenue increased for all metals by USD 918 million, of which USD 652 million (71%) was for base metals, and USD 266 million (29%) for platinum group metals ("PGM") and gold.

In the reporting period Europe remained the main destination area for all metals produced by the Company, the European market accounted for 61% of the revenue.

Average selling price of metals (excluding Stillwater Mining Company)
(US Dollars per tonne or as noted)

	6 months ended 30 June 2006	6 months ended 30 June 2005	Change
Nickel	17,330	15,463	12%
Copper	5,848	3,309	77%
Palladium (US Dollars per troy ounce)	326	191	71%
Platinum (US Dollars per troy ounce)	1,083	871	24%

Physical volumes of metals sold by the Group
('000 tonnes or as noted)

	6 months ended 30 June 2006	6 months ended 30 June 2005	2005
MMC Norilsk Nickel			
Nickel (1)	117	119	244
Copper	187	190	450
Palladium ('000 troy ounces)	1,446	1,467	3,231
Platinum ('000 troy ounces)	336	327	758
Stillwater Mining Company			
Palladium ('000 troy ounces)	332(2)	470(2)	933(2)
Platinum ('000 troy ounces)	105	110	216

Notes:
(1) Excluding sales of metal purchased from third parties.
(2) Including 63, 219 and 439 thousand troy ounces of palladium in 1H2006, 1H2005 and 2005 correspondently, received from MMC Norilsk Nickel in 2003 as part payment for the acquired shares of Stillwater Mining Company.

Nickel

Revenue from nickel sales increased by 10% in 1H2006 compared to 1H2005 to USD 2,026 million. The increase of revenue was due to increase of the nickel selling price by 12% while the physical volume of nickel sold by the Group decreased by 2,000 tonnes.

Copper

Revenue from copper sales in 1H2006 increased by 75% compared to 1H2005 and amounted to USD 1,095 million. This was due to higher copper prices (by 77%), although the actual volume of metal sold by the Group was 3,000 tonnes lower.

Palladium

Palladium sales rose by 37% - from USD 407 million in 1H2005 to USD 559 million in 1H2006. Revenue increased mainly due to higher palladium selling price (by 71%), while the actual volume of metal sold by the Company decreased by 21,000 troy ounces.

The value of palladium sold by Stillwater Mining Company in 1H2006 was 29% less compared to the corresponding period of 2005, and amounted to 332,000 troy ounces. This can be explained by the fact that in 1Q2006 Stillwater Mining Company sold the last quantity of the metal received from MMC Norilsk Nickel in 2003 as part payment for the acquired shares of Stillwater Mining Company.

Platinum

Platinum sales revenue increased by 26% - from USD 377 million in 1H2005 to USD 474 million in 1H2006. The reasons were that platinum selling price was 24% higher, and actual amount of metal sold by the Company increased by 9,000 troy ounces.

In 1H2006 the volume of platinum sold by Stillwater Mining Company decreased by 5% compared to the corresponding period of 2005, reaching 105,000 troy ounces.

2. Cost of metal sales

Cost of metal sales (excluding the Polus Group)
(US Dollars million)

	6 months ended 30 June 2006 (reviewed)	6 months ended 30 June 2005 (reviewed)	Change	2005 (audited)
Cash operating costs (see table below)	1,266	1,148	10%	2,423
Amortisation and depreciation of operating assets	263	251	5%	485
(Increase)/decrease in metal inventories	(154)	3		86
Cost of metal sales	**1,375**	**1,402**	**(2%)**	**2,994**

Cost of metal sales decreased by 2% - from USD 1,402 million in 1H2005 to USD 1,375 million in 1H2006.

Cash operating costs

Cash operating costs less revenue from by-products grew by 10% - from USD 1,148 million in 1H2005 to USD 1,266 million in 1H2006.

Key reasons for the growth of cash operating costs in 1H2006 include the following:
- USD 13 million growth due to RUR appreciation against USD, which amounted to 1% in 1H2006;
- Increase of actual operating costs by USD 197 million.

Revenue from the sales of by-products in 1H2006 amounted to USD 233 million. This is 65% higher as compared to by-product sales revenue of 1H2005, and is explained by the increase of the metals prices.

Cash operating costs (excluding the Polus Group)

(US Dollars million)

	6 months ended 30 June 2006 (reviewed)		6 months ended 30 June 2005 (reviewed)		
	Group	**% of total**	**Group**	**% of total**	**Change**
Labor	512	34%	437	34%	17%
Consumables and spares	418	28%	305	24%	37%
Scrap purchased	118	8%	86	7%	37%
Transportation	78	5%	66	5%	18%
Repairs and maintenance	70	5%	61	5%	15%
Mining and pollution taxes	62	4%	64	5%	(3%)
Insurance	62	4%	62	5%	-
PGM toll refining	40	3%	36	3%	11%
Utilities	39	3%	47	4%	(17%)
Metal purchased from third parties	34	2%	63	4%	(46%)
Other cash costs	66	4%	62	4%	6%
Total	**1,499**	**100%**	**1,289**	**100%**	**16%**
Revenue from by-products	(233)		(141)		
Total cash operating costs less revenue from by-products	**1,266**		**1,148**		**10%**

The breakdown of cash operating costs almost did not change in 1H2006. Labor costs remained the most significant component, accounting for 34% of total operating costs. The share of consumables, spares and scrap purchases increased in the reporting period, while the expenses related to mining and pollution taxes decreased. The same was true for utility payments and metal purchased from third parties, which decreased significantly.

Labor

Labor costs in 1H2006 increased by 17% and reached USD 512 million. This is explained by RUR appreciation against USD and increase of labor associated costs in the Group.

Consumables and spares

Consumables and spares costs increased by USD 113 million reaching USD 418 million in 1H2006. In addition to the effect of translation to the presentation currency, this increase may be explained by the growth in fuel prices and the growth of other consumables and spares prices due to inflation.

Scrap purchased

Costs of base and PGM scrap purchased in 1H2006 grew by USD 32 million to USD 118 million due to three-times increase of PGM scrap purchased and processed by Stillwater Mining Company, while physical volume of copper scrap purchased by the Company in Russia decreased.

Transportation

Transportation costs in 1H2006 were 18% (USD 12 million) higher than in 1H2005 due to increase of transportation tariffs charging on metal delivery.

Repairs and maintenance

Repairs and maintenance costs in 1H2006 were 15% higher than in 1H2005 (USD 70 million versus USD 61 million). This was caused mainly by higher repairs and maintenance costs in Stillwater Mining Company (by USD 4 million) and in the Taimyr Peninsula. Another reason for the increase is RUR appreciation against USD.

Mining and pollution taxes

Mining and pollution taxes decreased by 3% in 1H2006 and amounted to USD 62 million compared to USD 64 million for the corresponding period of 2005. The major driver behind this decrease was the reduction of sulfur emission.

Insurance

In 1H2006 insurance costs remained the same compared to 1H2005 - at USD 62 million.

PGM toll refining

PGM toll refining costs grew in 1H2006 by 11% - from USD 36 million to USD 40 million due to increase of PGM concentrates produced by the Company in the Taimyr Peninsula.

Utilities

Utilities costs went 15% down in 1H2006 to USD 40 million. The decrease in these expenses is primarily accounted for signing a long-term lease agreement in August 2005 for the generating and transmitting facilities of OJSC "Taimyrenergo" and replacement of expenses related to purchase of electricity and utility services by the respective lease payments. Lease expenses were presented as part of other cash operating costs, which explains the respective growth of other cash costs.

Metal purchased from third parties

Cost of metal purchased from third parties reduced by nearly 50% in 1H2006 - from USD 63 million to USD 34 million mainly due to reduction of transactions volume.

Other cash costs

In 1H2006 other cash operating costs demonstrated 6% growth compared to the corresponding period of 2005 and amounted to USD 66 million. Expenses for lifting and transportation of the stored tailings as well as above-mentioned rent expenses for OJSC "Taimyrenergo" assets moved other cash operating costs up.

Amortisation and depreciation of operating assets

Amortisation and depreciation of operating assets went 5% up in 1H2006 reaching USD 263 million mainly due to the fact that the underground free-steered vehicles in mines and furnaces in Nadezhda Metallurgical Plant in the Taimyr Peninsula were put into operation after the reconstruction.

Increase in metal inventories

In 1H2006 *metal inventories* item increased by USD 151 million.

Main reasons for the increase in metal inventory in 1H2006 were:
- Due to the overall increase in the cost of production in the Taimyr and Kola Peninsulas the cost per unit of production also increased driving metal inventories up by USD 23 million;
- Seasonal increase (USD 83 million) of the Group's physical metal operating stock;
- Reduction (by USD 11 million) of palladium stock received by Stillwater Mining Company in 2003 from MMC Norilsk Nickel as a part of the payment for shares issued by Stillwater Mining Company, with a simultaneous increase of metal stock by USD 56 million due to more than threefold growth of PGM scrap purchased by Stillwater Mining Company.

Unit cost of production

(US Dollars per tonne or as noted)

	Taimyr Peninsula		Kola Peninsula	
	6 months ended 30 June 2006	6 months ended 30 June 2005	6 months ended 30 June 2006	6 months ended 30 June 2005
Nickel	4,753	4,380	5,488	5,428
Copper	1,170	954	2,374	1,007
Palladium (US Dollars per troy ounce)	90	90	97	101
Platinum (US Dollars per troy ounce)	384	344	409	388

In 1H2006 the cost of nickel production in the Taimyr Peninsula increased by 9% to USD 4,753 per tonne, and by 1% to USD 5,488 per tonne in the Kola Peninsula. The main reason for the increase in the cost of nickel production was growth of operating costs due to inflation, and change in metals costs allocation base towards to copper because copper prices grew much higher compared to the other metals.

In 1H2006 the cost of copper production in the Taimyr Peninsula increased by 23% to USD 1,170 per tonne, and increased by approximately two and a half times to USD 2,374 per tonne in the Kola Peninsula. The increase in the cost of copper production was caused by higher actual costs (including reallocation of expenditures on acquisition of copper scrap from Taimyr to Kola Peninsula), as well as change in metals costs allocation base towards copper as copper prices grew much higher compared to the other metals.

In 1H2006 the cost of palladium production in the Taimyr Peninsula remained the same and amounted to USD 90 per troy ounce, and decreased by 4% to USD 97 per troy ounce in the Kola Peninsula. The decrease of the cost of palladium production became possible mainly due to the change in metals costs allocation base.

In the reporting period the cost of platinum production in the Taimyr Peninsula amounted to USD 384 per troy ounce, which is 12% higher than the metal cost in 1H2005. The cost of platinum production in the Kola Peninsula demonstrated a 5% growth compared to the corresponding period of 2005 and amounted to USD 409 per troy ounce. The increase of the cost of palladium production became possible due to inflation growth of cost and the change in metals costs allocation base.

3. Selling, general and administrative expenses

In 1H2006 the Group's selling, general and administrative expenses showed an increase of USD 96 million by comparison with the corresponding period of 2005 and amounted to USD 472 million.

The increase due to the effect of the translation to the presentation currency amounted to USD 4 million.

Net of presentation currency translation effect, selling, general and administrative expenses in 1H2006 increased by USD 92 million, which is mainly connected with the growth of selling expenses dependent on market metals prices.

The key item of selling, general and administrative expenses – export customs duties – increased by USD 47 million to USD 182 million in 1H2006 as a result of higher prices for the metals sold by the Group.

The second largest component of selling, general and administrative expenses – salary costs – increased by USD 15 million to USD 113 million as a result of RUR appreciation against USD and increase of labor associated costs in the Group.

Advertising expenses grew in 1H2006 by USD 19 million compared to 1H2005 due to irregularity of these expenses in 2005 – the largest portion of advertising expenses was paid in 4Q2005.

4. Other net operating expenses

In 1H2006 other net operating expenses decreased by USD 53 million to USD 39 million. The main reason for the decrease was the reduction of the provision for tax penalties by USD 64 million and a USD 45 million growth as the exchange rate difference. Furthermore, operating profit from non-core operations increased by USD 8 million. This reduction of expenses was partially offset by the increase of the provision for the impairment of receivables by USD 59 million.

5. Net (loss)/income from investments

In 1H2006 expenses from investments increased by USD 393 million. The main reasons for the growth of these expenses were:

- Increase of the provision for impairment of financial assets by USD 79 million;
- USD 317 million losses recognised by the Company as a result of selling shares of Gold Fields Limited to Polus Group under the reorganization terms and conditions.

6. Taxation

Taxation
(US Dollars million)

	6 monthes ended 30 June 2006 (reviewed)	6 monthes ended 30 June 2005 (reviewed)	Change	2005 (audited)
Current tax	602	426	41%	911
Deferred tax	(125)	(33)	279%	(73)
Total income tax expense	**477**	**393**	**21%**	**838**

In 1H2006 current income tax increased by 41% - to USD 602 million against USD 426 million in 1H2005.

Such increase was caused by the growth of the Group's profit before taxation mainly due to higher metal prices.

In 1H2006 the effective income tax rate decreased to 25.8% against 29.0% in 2005 as a result of higher deferred tax income, which was the result of the provision decrease by USD 39 million.

7. Profit for the period from continuing operations

Profit for the period from continuing operations grew from USD 959 million in 1H2005 to USD 1,374 million in the reporting period as a result of higher prices for metals and control over expenses.

8. Profit for the period from discontinued operations

The main reason for the increase in the profit for the period from discontinued operations was sale of all shares of Gold Fields Limited by Polus Group. As a result of this transaction Polus Group received profit in the amount of USD 973 million.

Consolidated balance sheet

(US Dollars million)

	Notes	30 June 2006 (reviewed)	30 June 2005 (reviewed)	31 December 2005 (audited)
ASSETS				
Non-current assets		**9,194**	**9,783**	**9,177**
Property, plant and equipment	9	6,265	6,407	5,961
Capital construction-in-progress		1,315	1,310	1,184
Investments in associates		257	153	95
Investments in securities and other financial assets	10	1,170	1,653	690
Other non-current assets	11	175	260	138
Deferred tax assets		12	-	-
Non-current assets of the disposal group		-	-	1,109
Current assets		**3,747**	**3,339**	**5,553**
Inventories	12	1,533	1,397	1,301
Trade and other receivables		462	409	440
Other current assets		558	656	567
Investments in securities and other financial assets		133	19	134
Cash and cash equivalents		1,061	858	922
Current assets of the disposal group		-	-	2,189
Total assets		**12,941**	**13,122**	**14,730**
SHAREHOLDERS' EQUITY AND LIABILITIES				
Share capital and reserves	13	**10,075**	**10,259**	**11,397**
Non-current liabilities		**1,574**	**1,531**	**1,739**
Long-term loans and borrowings	14	629	622	635
Deferred tax liabilities		592	707	543
Employee benefit obligations		65	50	56
Environmental obligations		288	152	269
Non-current liabilities of the disposal group	7	-	-	236
Current liabilities		**1,292**	**1,332**	**1,594**
Current portion of long-term loans and borrowings	14	1	162	8
Current portion of employee benefit obligations		230	251	212
Short-term loans and borrowings	15	11	134	349
Trade and other payables		385	301	300
Taxes payable		242	285	187
Dividends payable		377	199	301
Derivative financial instruments		46	-	-
Current liabilities of the disposal group		-	-	237
Total shareholders' equity and liabilities		**12,941**	**13,122**	**14,730**

9. Property, plant and equipment

The growth by USD 304 million observed in *Property, plant and equipment* as of 30 June 2006 compared against the data as of 31 December 2005 resulted from the RUR appreciation against USD in 1H2006 which amounted to USD 375 million.

10. Investments in securities and other financial assets

As of 30 June 2006, investments in securities and other financial assets amounted to USD 1,170 million against USD 690 million as of 31 December 2005.

The increase in the investments was mainly due to the increase of fair value of the Group's investments in RAO UES shares – from USD 611 million as of 31 December 2005 to USD 1,019 million as of 30 June 2006.

11. Other non-current assets

As of 30 June 2006, other non-current assets were USD 175 million as compared to USD 138 million as of 31 December 2005. This growth was mainly caused by the increased reimbursable VAT.

12. Inventories

As of 30 June 2006, the reserves of marketable metals, inventories, raw and basic materials amounted to USD 1,533 million against USD 1,301 million as of 31 December 2005.

This balance item grew mainly due to the increase of production costs as well as increase of physical volume of metal in stock at 30 June 2006 compared to 31 December 2005.

13. Share capital and reserves

As of 30 June 2006, share capital and reserve amounted to USD 10,075 million (including minority interest totaling USD 302 million) as compared to USD 11,397 million (including minority interest totaling USD 334 million) on 31 December 2005.

Major drivers include:

- Distribution of net assets among shareholders following the Polus Group spin-off, totaling USD 3,729 million;
- Net profit in 1H2006 amounting to USD 2,367 million, adjusted for dividends paid of USD 377 million;
- Effect of translation to presentation currency of USD 750 million;
- Increase of provision for available-for-sale investments due to the higher fair value in amount of USD 248 million.

14. Long-term loans and borrowings

At 30 June 2006, long-term loans and borrowings of the Group almost did not change and amounted to USD 629 million against USD 635 million as of 31 December 2005. The major part of long-term loans and borrowings is USD 500 million 7.125% guaranteed notes issued 30 September 2004 by Norilsk Nickel Luxemburg S.A. (a subsidiary of the Group), mature on 30 September 2009.

15. Short-term loans and borrowings

At 30 June 2006, short-term loans and borrowings were USD 11 million against USD 349 million as of 31 December 2005. The decrease was driven by the repayment of short-term loans and borrowings in amount of USD 338 million.

Consolidated statement of cash flows for the six months ended 30 June 2006
(US Dollars million)

	Notes	6 months ended 30 June 2006 (reviewed)	6 months ended 30 June 2005 (reviewed)	2005 (audited)
Net cash inflow from operating activities	16	1,774	1,320	2,994
Net cash inflow/(outflow) from investing activities	17	1,565	(740)	(1,455)
Net cash outflow from financing activities	18	(3,259)	(1,013)	(1,878)
Effect of translation to presentation currency		59	(34)	(36)
Net increase/(decrease) in cash and cash equivalents	19	**139**	**(467)**	**(375)**
Net cash and cash equivalents at beginning of the period		922	1,325	1,325
Cash and cash equivalents of the disposal group		-	-	(28)
Net cash and cash equivalents at end of the period	19	**1,061**	**858**	**922**

16. Net cash inflow from operating activities

Net operating cash flow is the major source of cash funds for MMC Norilsk Nickel. Due to the significant increase in metals sales revenue in 1H2006 net cash inflow from operations went up 34% and reached USD 1,774 million compared with USD 1,320 million in 1H2005.

17. Net cash inflow from investing activities

In 1H2006, net cash inflow from investing activities was USD 1,565 million mainly as a result of the sale of Gold Fields shares for total consideration of USD 2,096 million.

18. Net cash outflow from financing activities

In 1H2006, net cash outflow from financing activities was USD 3,259 million. The cash was distributed among shareholders due to the spin-off of Polus Group in the amount of USD 2,366 million, and spent to pay off short-term loans and borrowings in the amount of USD 616 million and pay dividends of USD 305 million.

19. Net cash and cash equivalents

In 1H2006, net cash and cash equivalents grew by USD 139 million and amounted to USD 1,061 million. The Company plans to use this cash for capital investments to implement the announced production strategy and for dividend payments.

Full version of the consolidated interim financial statements of MMC Norilsk Nickel for the 6 months ended 30 June 2006 prepared in accordance with IFRS is available on the Company's web-site (www.nornik.ru/en) in section Investor Relations/Reports/Financial Documents.

Volumes of metal produced by the Group

('000 tonnes or as noted)

	6 months ended 30 June 2006	6 months ended 30 June 2005	2005
MMC Norilsk Nickel			
Nickel	121	120	243
Copper	218	225	452
Palladium ('000 troy ounces)	1,656	1,483	3,133
Platinum ('000 troy ounces)	398	355	751
Stillwater Mining Company			
Palladium ('000 troy ounces)	228	218	428
Platinum ('000 troy ounces)	67	65	126

Recommendation by the Board of Directors on the amount of dividends for 9 months 2006

On 5 October 2006, based on the Group's financial performance, the Board of Directors proposed to the Extraordinary General Meeting of Shareholders, scheduled for 24 November 2006, to approve the interim dividends for 9 months 2006 in the amount of RUR 56 per ordinary share or RUR 10.7 billion. Record date is October 5, 2006.

The Board of Directors decided to buy back own outstanding shares

In line with the Company's general mission to increase shareholder value, and taking into consideration good financial performance the Board of Directors of MMC Norilsk Nickel, at the meeting on 5 October 2006, made decision to buy back own outstanding shares.

The own outstanding ordinary shares with par value 1 RUR each will be bought back by the Company at the 3-month average market price, which is 3,510 RUR per one ordinary share. The total number of shares to be bought from the shareholders should not exceed 7,500,000. The shareholders willing to sell their ordinary shares to the Company are to apply for the buy back from 16 October 2006 till 16 November 2006. More detailed information referring the buy back will be available at the Company's web site before 16 October 2006.

Telephone conference call

MMC Norilsk Nickel will hold a telephone conference call related to the publication of the Group's IFRS consolidated interim financial statements for the 6 months ended 30 June 2006. The telephone conference call will be held at 5 p.m. Moscow time (9 a.m. New York, 2 p.m. London) on 6 October 2006.

Telephone numbers for access to the telephone conference call:
+1 (800) 260-0718 (USA),
+1 (651) 291-1246 (other countries).
Access code: 843971.

A record of the telephone conference call will be available within one week, from 8.30 p.m. Moscow time (12.30 p.m. New York, 5.30 p.m. London) on 6 October 2006 at:
+1 (800) 475-6701 (USA),
+1 (320) 365-3844 (other countries).
Access code: 843971.

In case of any further questions, please contact:

Dmitry Usanov
Head of Investor Relations
Telephone: +7 495 755 6733
E-mail: usanovda@nornik.ru

STATEMENT OF MATERIAL FACT
"INFORMATION ON ISSUER'S DATE OF RECORD"

1. General information	
1.1. Full name of the Issuer	***Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel***
1.2. Abbreviated name of the Issuer	***OJSC MMC Norilsk Nickel***
1.3. The Issuer's location	***Dudinka, Taimyr (Dolgano-Nenets) Autonomous district, Russian Federation***
1.4. Primary State Registration Number of the Issuer	***1028400000298***
1.5. The Issuer's Taxpayer Identification Number:	***8401005730***
1.6. The Issuer's Unique Code given by the registering body:	***40155-F***
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/en/shareholders/information_disclosure
1.8. Name of the periodical(s) used by the Issuer to publish information:	***"Zapolyarny vestnik" newspaper, "Appendix to Federal Financial Markets Service Newsletter"***

1.9. Code(s) of material fact (s)	***0840155F06102006***

2. Subject matter of the information
2.1. Class, category (type), issue and other identifying attributes of registered securities: ***ordinary registered non-documentary shares;***
2.2. The purpose of drawing up the list of registered securities holders: ***to draw up the list of persons entitled to participate in the Extraordinary General Shareholders Meeting of MMC Norilsk Nickel on November 24, 2006;***
2.3. Date of the list of registered securities holders: ***October 5, 2006;***
2.4. Date and number of the Protocol of the Issuer's Board Meeting when the resolution on the date of drawing up the list of Issuer's registered securities holders was passed: ***October 6, 2006, Protocol No. ГМК/24-пр-сд.***

Representative of MMC Norilsk Nickel
(Power of Attorney No. ГМК-115/99-нт of January 25, 2006)

Usanov D.A.

October 6, 2006